                                                 File Pursuant to Rule 424(b)(5)
                                                     Registration No.: 333-71069

            Prospectus Supplement to Prospectus dated May 27, 1999.

                                  $800,641,000

                            [PERKINELMER, INC. LOGO]

             Zero Coupon Convertible Debentures due August 7, 2020
                            ------------------------

     The debentures are senior unsecured obligations of PerkinElmer. We will not pay interest on the debentures prior to maturity. We are issuing the debentures at a price to the public of $499.60 per $1,000 principal amount at maturity. We refer to each $1,000 principal amount of debentures at maturity as a debenture. The issue price to the public represents a yield to maturity of 3.5% per annum, compounded semi-annually. If you convert the debentures, we will not make any cash payment for any accrued original issue discount.

     Unless previously redeemed or repurchased, the debentures are convertible at the option of the holder at any time prior to maturity into shares of our common stock at a conversion rate of 5.8785 shares per debenture. This is equivalent to an initial conversion price of $84.9875 per share of common stock based on the price to the public of the debentures. This conversion rate is subject to adjustment in certain events.

     Our common stock is listed on the New York Stock Exchange under the symbol "PKI." On August 1, 2000, the closing price of our common stock as reported on the New York Stock Exchange was $65 3/8 per share.

     We may redeem the debentures in whole or in part at our option on or after August 7, 2003. A holder has the right to require us to repurchase a debenture at a price per debenture on August 7, 2003 of $554.41 and on August 7, 2010 of $706.82. A holder may also require us to repurchase the debentures if certain change in control events occur. We may choose to pay the repurchase price in cash or, if we satisfy specified conditions, shares of common stock or a combination of cash and common stock.

     See "Risk Factors" beginning on page S-6 to read about factors you should consider before buying any of the debentures.
                            ------------------------

     NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY OTHER REGULATORY BODY HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS SUPPLEMENT OR THE ACCOMPANYING PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.
                            ------------------------

                                                                 Per
                                                              Debenture      Total
                                                              ---------      -----
Initial price to public.....................................   $499.60    $400,000,244
Underwriting discount.......................................   $ 12.49    $ 10,000,006
Proceeds, before expenses, to PerkinElmer...................   $487.11    $390,000,238

     The underwriters may purchase, at the initial price to public less the underwriting discount, up to an additional $59,999,962 of debentures, based on the initial price to public, to cover over-allotments, if any.
                            ------------------------

     The underwriters expect to deliver the debentures in book-entry form only through the facilities of The Depository Trust Company against payment in New York, New York on August 7, 2000.

GOLDMAN, SACHS & CO.
                  UBS WARBURG LLC
                               SG COWEN
                                                      THOMAS WEISEL PARTNERS LLC
                            ------------------------

                  Prospectus Supplement dated August 2, 2000.

                        ABOUT THIS PROSPECTUS SUPPLEMENT

     You should read this prospectus supplement along with the prospectus that follows carefully before you invest. Both documents contain important information you should consider when making your investment decision. This prospectus supplement contains information about the debentures offered hereby and the prospectus contains information about our securities generally. This prospectus supplement may add, update or change information in the prospectus. You should rely only on the information provided in this prospectus supplement or incorporated by reference in the accompanying prospectus. We have not authorized anyone else to provide you with different information.

                         PROSPECTUS SUPPLEMENT SUMMARY

          This summary contains a general summary of the information contained in this prospectus supplement. Investors should carefully consider the information set forth under "Risk Factors" in this prospectus supplement. Unless otherwise indicated, all information in this prospectus supplement assumes that the underwriters will not exercise their over-allotment option.

                               PERKINELMER, INC.
OUR BUSINESS

     PerkinElmer is a global technology company that designs and provides products and systems to the telecommunications, pharmaceutical, chemical, semiconductor, medical, aerospace and photographic markets. We have operations in over 100 countries and are a component of the S&P 500 Index. We classify our operations into four operating segments: Life Sciences, Optoelectronics, Instruments and Fluid Sciences. In 1999, we had sales of $1.4 billion from continuing operations. We were incorporated in Massachusetts in 1947. Our principal executive offices are located at 45 William Street, Wellesley, Massachusetts 02481, and our telephone number is (781) 237-5100.

RECENT ACQUISITION

     On July 31, 2000, we completed our acquisition of NEN Life Sciences, Inc., a provider of state-of-the-art drug discovery products, services, reagents and technologies to the life sciences industry. In connection with the acquisition, we paid approximately $350 million in cash and issued warrants to purchase approximately 300,000 shares of our common stock to the stockholders of NEN Life Sciences and the holders of warrants and options to purchase shares of common stock of NEN Life Sciences. In addition, we repaid approximately $50 million of the outstanding indebtedness of NEN Life Sciences. We funded the cash portion of the acquisition consideration and the repayment of the outstanding indebtedness through the issuance on the date of closing of this acquisition of $410 million of commercial paper. This commercial paper bears interest at 7.04% per annum, compounded semi-annually, and matures on August 2, 2000. We plan to use all of the net proceeds from this offering to repay a portion of our outstanding commercial paper borrowings. See "Use of Proceeds."

SECOND QUARTER 2000 FINANCIAL RESULTS

     On July 20, 2000, we issued a press release reporting on our financial results for the second quarter of 2000. The following table sets forth selected financial information for the three and six month periods ended July 4, 1999 and July 2, 2000. This financial information is not audited, and we have not yet filed full financial statements reflecting such information with the Securities and Exchange Commission.

                                               THREE MONTHS ENDED       SIX MONTHS ENDED
                                              --------------------    --------------------
                                              JULY 4,     JULY 2,     JULY 4,     JULY 2,
                                                1999        2000        1999        2000
                                              --------    --------    --------    --------
                                                 (IN THOUSANDS, EXCEPT PER SHARE DATA)
Sales.......................................  $304,258    $398,705    $547,475    $800,991
Operating Income From Continuing
  Operations................................     1,940      51,465      18,968      87,353
Income (Loss) From Continuing Operations....    (2,725)     31,120       5,317      47,363
Net Income..................................  $  3,617    $ 35,573    $ 17,704    $ 51,816
                                              ========    ========    ========    ========
Basic Earnings (Loss) Per Share:
  Continuing Operations.....................  $  (0.06)   $   0.63    $   0.12    $   0.97
  Discontinued Operations...................      0.14        0.09        0.27        0.09
                                              --------    --------    --------    --------
  Net Income................................  $   0.08    $   0.72    $   0.39    $   1.06
                                              ========    ========    ========    ========
Diluted Earnings (Loss) Per Share:
  Continuing Operations.....................  $  (0.06)   $   0.61    $   0.12    $   0.93
  Discontinued Operations...................      0.14        0.09        0.27        0.09
                                              --------    --------    --------    --------
  Net Income................................  $   0.08    $   0.70    $   0.39    $   1.02
                                              ========    ========    ========    ========

                                  THE OFFERING

Securities Offered............   $800,641,000 aggregate principal amount at
                                 maturity ($920,737,000 if the underwriters exercise their over-allotment option in full) of our Zero Coupon Convertible Debentures due
                                 August 7, 2020. The debentures are unsecured senior obligations of PerkinElmer.

Offering Price................   We are offering the debentures at an issue
                                 price to the public of $499.60 per $1,000 principal amount at maturity.

Interest......................   We will not pay interest on the debentures
                                 prior to maturity, unless we elect to do so following a tax event. See "Description of the Debentures -- Tax Events."

Maturity Date.................   August 7, 2020.

Conversion Rights.............   You may convert the debentures into shares of
                                 our common stock initially at a conversion rate of 5.8785 shares for each debenture at any time before the close of business on August 6, 2020, unless we have previously redeemed or repurchased the debentures. The initial conversion rate is equivalent to an initial conversion price of approximately $84.9875 per share based on the price to the public of the debentures. This conversion rate is subject to adjustment in certain events. You may convert your debentures called for redemption up to and including the business day immediately preceding the day fixed for redemption. You will not receive any cash payment for the accrued original issue discount through the conversion date. See "Description of the Debentures -- Conversion Rights."

Book-Entry System.............   We will issue the debentures only in fully
                                 registered form and in minimum denominations of $1,000 principal amount at maturity. The debentures will initially be represented by one or more global securities, which will be deposited with a custodian for, and registered in the name of a nominee of, The Depository
                                 Trust Company, or DTC, in New York City.
                                 Ownership of beneficial interests in a global security will be shown on, and the transfer of that ownership will be effected only through, records maintained by DTC and its participants.
                                 See "Description of the Debentures -- Book-
                                 Entry System."

Optional Redemption by
  PerkinElmer.................   We may redeem some or all of the debentures at
                                 our option at any time on or after August 7, 2003, at a redemption price equal to the issue price to the public plus accrued original issue discount through the redemption date. See
                                 "Description of the Debentures -- Optional
                                 Redemption by PerkinElmer."

Repurchase at Option of
  Holders.....................   You may require us to repurchase your
                                 debentures on August 7, 2003 and August 7,
                                 2010, at repurchase prices specified in this prospectus supplement. We may, at our option, elect to pay the repurchase price in cash or, if we satisfy specified conditions, common stock or a combination of cash and common stock. If we pay with our common stock, it will be valued at 100% of the average closing sales price for the five trading days ending on the third trading day prior to the repurchase date. See
                                 "Description of the Debentures -- Repurchase at
                                 Option of Holders."

Repurchase at Option of
  Holders Upon Change in
  Control.....................   If we are the subject of a change in control,
                                 you may require us to repurchase your
                                 debentures at a price equal to the issue price to the public plus accrued original issue discount through the repurchase date. We may, at our option, elect to pay the repurchase price in cash or, if we satisfy specified conditions, common stock or a combination of cash and common stock. If we pay with our common stock, it will be valued at 95% of the average closing sales price for the five trading days ending on the third trading day prior to the repurchase date. See "Description of the Debentures -- Repurchase at Option of Holders Upon Change in Control."

Use of Proceeds...............   We plan to use all of the net proceeds from
                                 this offering to repay a portion of our
                                 outstanding commercial paper borrowings. See
                                 "Use of Proceeds."

Listing of Debentures and
Common Stock..................   The debentures will not be listed on any
                                 securities exchange. The underwriters have advised us that they currently intend to make a market in the debentures. However, the underwriters are not obligated to do so, and the underwriters may discontinue any such market making at any time at their sole discretion without notice. Our common stock is listed on the New York Stock Exchange under the symbol "PKI."

Governing Law.................   The senior indenture and the debentures will be
                                 governed by the laws of the State of New York.

Trustee.......................   The trustee under the senior indenture for the
                                 debentures will be Bank One Trust Company, N.A.

                   SUMMARY CONSOLIDATED FINANCIAL INFORMATION

    The following table sets forth our consolidated financial information for the two fiscal years in the period ended January 2, 2000, for the three months ended April 4, 1999 and April 2, 2000 and as of April 2, 2000. Our historical financial information as of and for the interim periods presented below has been prepared on the same basis as that derived from historical financial statements prepared on an annual basis and, in the opinion of our management, includes all adjustments, consisting of normal recurring adjustments, necessary for a fair presentation of our financial position and results of operations as of these dates and for these periods. The results of the interim periods are not necessarily indicative of the results to be expected in the future. You should read this information along with our consolidated financial statements and related notes incorporated by reference into the accompanying prospectus.

                                                                                      THREE MONTHS ENDED
                                                                   FISCAL YEAR        -------------------
                                                              ---------------------   APRIL 4,   APRIL 2,
                                                                1998        1999        1999       2000
                                                              --------   ----------   --------   --------
                                                                 (IN THOUSANDS, EXCEPT PER SHARE DATA)
CONSOLIDATED STATEMENT OF OPERATIONS DATA:
Sales.......................................................  $854,382   $1,363,129   $243,217   $402,286
Cost of Sales...............................................   550,987      853,460    160,701    246,715
Revaluation of Acquired Inventory...........................        --        9,857         --         --
In-Process Research and Development Charge..................     2,300       23,000         --      8,100
Research and Development Expenses...........................    46,026       71,248     13,397     21,300
Selling, General and Administrative Expenses................   203,740      327,142     52,091     95,679
Gains on Dispositions, Restructuring and Other Charges......   (68,395)      11,770         --     (5,396)
                                                              --------   ----------   --------   --------
Operating Income From Continuing Operations.................   119,724       66,652     17,028     35,888
Other Expense, Net..........................................    (1,397)     (21,782)    (4,632)    (8,575)
                                                              --------   ----------   --------   --------
Income From Continuing Operations Before Income Taxes.......   118,327       44,870     12,396     27,313
Provision for Income Taxes..................................    39,326       16,499      4,354     11,070
                                                              --------   ----------   --------   --------
Income From Continuing Operations...........................    79,001       28,371      8,042     16,243
Income From Discontinued Operations, Net of Income Taxes....    23,001       15,665      6,045         --
Gain on Disposition of Discontinued Operations, Net of
  Income Taxes..............................................        --      110,280         --         --
                                                              --------   ----------   --------   --------
Net Income..................................................  $102,002   $  154,316   $ 14,087   $ 16,243
                                                              ========   ==========   ========   ========
Basic Earnings Per Share:
  Continuing Operations.....................................  $   1.74   $     0.62   $   0.18   $   0.34
  Discontinued Operations...................................      0.51         2.77       0.13         --
                                                              --------   ----------   --------   --------
  Net Income................................................  $   2.25   $     3.39   $   0.31   $   0.34
                                                              ========   ==========   ========   ========
Diluted Earnings Per Share:
  Continuing Operations.....................................  $   1.72   $     0.61   $   0.18   $   0.32
  Discontinued Operations...................................      0.50         2.70       0.13         --
                                                              --------   ----------   --------   --------
  Net Income................................................  $   2.22   $     3.31   $   0.31   $   0.32
                                                              ========   ==========   ========   ========
Cash Dividend Per Common Share..............................  $   0.56   $     0.56   $   0.14   $   0.14
Weighted Average Shares of Common Stock Outstanding:
  Basic.....................................................    45,322       45,522     44,910     48,463
  Diluted...................................................    45,884       46,569     45,704     50,411

                                                                           APRIL 2, 2000
                                                              ----------------------------------------
                                                                              PRO         PRO FORMA
                                                                ACTUAL      FORMA(1)    AS ADJUSTED(2)
                                                              ----------   ----------   --------------
                                                                           (IN THOUSANDS)
CONSOLIDATED BALANCE SHEET DATA:
Working capital.............................................  $   32,393   $ (381,535)    $    7,065
Total assets................................................   1,752,620    2,205,795      2,216,195
Long-term obligations.......................................     317,136      330,076        730,076
Stockholders' equity........................................     651,363      639,303        639,303

---------------
(1) Gives pro forma effect to our acquisition of NEN Life Sciences on July 31, 2000 and our issuance on that date of $410 million in commercial paper to finance this acquisition, as if these events had occurred on April 2, 2000. Historical and pro forma results are not necessarily indicative of the results to be expected in the future.

(2) Reflects the sale of $400 million at the issue price to the public of debentures pursuant to this offering, after deducting the underwriting discount and estimated expenses payable by us, and the repayment of $389 million of outstanding commercial paper with the net proceeds from such sale.

                       RATIO OF EARNINGS TO FIXED CHARGES

     Our consolidated ratio of earnings to fixed charges for each of the periods indicated is as follows:

                                                                                           THREE MONTHS
                                                                                               ENDED
                                                                  FISCAL YEAR              APRIL 2, 2000
                                                        --------------------------------   -------------
                                                        1995   1996   1997   1998   1999      ACTUAL
                                                        ----   ----   ----   ----   ----   -------------
    Consolidated ratio of earnings to fixed charges...  4.99x  3.65x  2.23x  8.99x  2.30x      3.68x

     We have computed the ratio of earnings to fixed charges shown above by dividing income from continuing operations before income taxes and fixed charges, as adjusted for certain equity method investments, by fixed charges. Fixed charges consist of interest on all indebtedness, including capital lease obligations, amortization of debt expenses and a percentage of rental expense of operating leases that represents interest.

                                  RISK FACTORS

     This section describes risks involved in purchasing our securities, including the debentures and our common stock. Before you invest in our securities, you should consider carefully the following risks, in addition to the other information presented in this prospectus supplement and the documents incorporated by reference into the accompanying prospectus, in evaluating us and our business. Any of the following risks could seriously harm our business and financial results and cause the value of our securities to decline, which in turn could cause you to lose all or part of your investment.

                         RISKS RELATED TO OUR BUSINESS

OUR OPERATING RESULTS COULD BE HARMED IF THE INDUSTRIES INTO WHICH WE SELL OUR PRODUCTS ARE IN DOWNWARD CYCLES.

     Some of the industries and markets into which we sell our products are cyclical. Industry downturns often are characterized by reduced product demand, excess manufacturing capacity and erosion of average selling prices. Any significant downturn in our customers' markets or in general economic conditions would likely result in a reduction in demand for our products and could harm our business. For example, in 1998 the operating results of our fluid sciences segment were adversely affected by the downturn in the semiconductor market.

IF WE DO NOT INTRODUCE NEW PRODUCTS IN A TIMELY MANNER, OUR PRODUCTS COULD BECOME OBSOLETE, AND OUR OPERATING RESULTS WOULD SUFFER.

     We sell many of our products in industries characterized by rapid technological changes, frequent new product and service introductions and evolving industry standards. Without the timely introduction of new products and enhancements, our products could become technologically obsolete over time, in which case our revenue and operating results would suffer. The success of our new product offerings will depend upon several factors, including our ability to:

     - accurately anticipate customer needs;

     - innovate and develop new technologies and applications;

     - successfully commercialize new technologies in a timely manner;

     - price our products competitively and manufacture and deliver our products in sufficient volumes and on time; and

     - differentiate our offerings from our competitors' offerings.

     Many of our products are used by our customers to develop, test and manufacture their products. We therefore must anticipate industry trends and develop products in advance of the commercialization of our customers' products. In developing any new product, we may be required to make a substantial investment before we can determine the commercial viability of the new product. If we fail to accurately foresee our customers' needs and future activities, we may invest heavily in research and development of products that do not lead to significant revenue.

ECONOMIC, POLITICAL AND OTHER RISKS ASSOCIATED WITH INTERNATIONAL SALES AND OPERATIONS COULD ADVERSELY AFFECT OUR SALES.

     Since we sell our products worldwide, our businesses are subject to risks associated with doing business internationally. In 1999, 51% of our total revenue was derived from sales to customers located outside the United States. We anticipate that revenue from international operations will continue to represent a substantial portion of our total revenue. In addition, many of our manufacturing facilities, employees and suppliers are located outside the United States. Accordingly, our future results could be harmed by a variety of factors, including:

     - changes in foreign currency exchange rates;

     - changes in a country's or region's political or economic conditions, particularly in developing or emerging markets;

     - longer payment cycles of foreign customers and difficulty of collecting receivables in foreign jurisdictions;

     - trade protection measures and import or export licensing requirements;

     - differing tax laws and changes in those laws;

     - difficulty in staffing and managing widespread operations;

     - differing labor laws and changes in those laws;

     - differing protection of intellectual property and changes in that protection; and

     - differing regulatory requirements and changes in those requirements.

FLUCTUATIONS IN OUR QUARTERLY OPERATING RESULTS MAY CAUSE OUR STOCK PRICE TO DECLINE.

     Given the nature of the markets in which we participate, we cannot reliably predict future revenue and profitability. Changes in competitive, market and economic conditions may cause us to adjust our operations. A high proportion of our costs are fixed, due in part to our significant sales, research and development and manufacturing costs. Thus, small declines in revenue could disproportionately affect our operating results in a quarter. Factors that may affect our quarterly operating results and the market price of our common stock include:

     - demand for and market acceptance of our products;

     - competitive pressures resulting in lower selling prices;

     - adverse changes in the level of economic activity in regions in which we do business;

     - adverse changes in industries, such as pharmaceutical discovery, telecommunications, semiconductors and electronics, on which we are particularly dependent;

     - changes in the portions of our revenue represented by our various products and customers;

     - delays or problems in the introduction of new products;

     - our competitors' announcement or introduction of new products, services or technological innovations;

     - increased costs of raw materials or supplies; and

     - changes in the volume or timing of product orders.

     In addition, the stock market has experienced extreme price and volume fluctuations. This volatility has significantly affected the market prices of securities for reasons frequently unrelated to or disproportionate to the operating performance of specific companies. These broad market fluctuations may adversely affect the market price of our common stock.

WE MAY NOT BE ABLE TO SUCCESSFULLY IMPLEMENT OUR ACQUISITION STRATEGY, INTEGRATE ACQUIRED BUSINESSES INTO OUR EXISTING BUSINESS OR MAKE ACQUIRED BUSINESSES PROFITABLE.

     One of our strategies is to supplement our internal growth by acquiring businesses and technologies that complement or augment our existing product lines. We may be unable to identify or complete promising acquisitions for many reasons, including:

     - competition among buyers;

     - the need for regulatory approvals, including antitrust approvals; and

     - the high valuations of businesses.

     Some of the businesses we may seek to acquire may be marginally profitable or unprofitable. For these acquired businesses to achieve acceptable levels of profitability, we must improve their management, operations, products and market penetration. We may not be successful in this regard and may encounter other difficulties in integrating acquired businesses into our existing operations.

     To finance our acquisitions, we may have to raise additional funds, either through public or private financings. We may be unable to obtain such funds or may be able to do so only on unfavorable terms.

WE FACE AGGRESSIVE COMPETITION IN MANY AREAS OF OUR BUSINESS; IF WE DO NOT COMPETE EFFECTIVELY, OUR BUSINESS WILL BE HARMED.

     We encounter aggressive competition from numerous competitors in many areas of our business. We may not be able to compete effectively with all of these competitors. To remain competitive, we must develop new products and periodically enhance our existing products in a timely manner. We anticipate that we may have to adjust prices of many of our products to stay competitive. In addition, new competitors may emerge, and entire product lines may be threatened by new technologies or market trends that reduce the value of these product lines.

IF WE FAIL TO MAINTAIN SATISFACTORY COMPLIANCE WITH THE FOOD AND DRUG ADMINISTRATION'S REGULATIONS AND THOSE OF OTHER GOVERNMENTAL AGENCIES, WE MAY BE FORCED TO RECALL PRODUCTS AND CEASE THEIR MANUFACTURE AND DISTRIBUTION, AND WE COULD BE SUBJECT TO CIVIL OR CRIMINAL PENALTIES.

     Some of the products produced by our life sciences segment are subject to regulation by the United States Food and Drug Administration and similar international agencies. These regulations govern a wide variety of product activities, from design and development to labeling, manufacturing, promotion, sales and distribution. If we fail to comply with the FDA's regulations or those of similar international agencies, we may have to recall products and cease their manufacture and distribution. In addition, we could be subject to fines or criminal prosecution.

CHANGES IN GOVERNMENTAL REGULATIONS MAY REDUCE DEMAND FOR OUR PRODUCTS OR INCREASE OUR EXPENSES.

     We compete in markets in which we or our customers must comply with federal, state, local and foreign regulations, such as environmental, health and safety and food and drug regulations. We develop, configure and market our products to meet customer needs created by these regulations. Any significant change in these regulations could reduce demand for our products.

OBTAINING AND ENFORCING PATENT PROTECTION FOR OUR PROPRIETARY PRODUCTS, PROCESSES AND TECHNOLOGIES MAY BE DIFFICULT AND EXPENSIVE; WE MAY INFRINGE INTELLECTUAL PROPERTY RIGHTS OF THIRD PARTIES.

     Patent and trade secret protection is important to us because developing and marketing new technologies and products is time-consuming and expensive. We own many U.S. and foreign patents and intend to apply for additional patents to cover our products. We may not obtain issued patents from any pending or future patent applications owned by or licensed to us. The claims allowed under any issued patents may not be broad enough to protect our technology.

     Third parties may seek to challenge, invalidate or circumvent issued patents owned by or licensed to us or claim that our products and operations infringe their patent or other intellectual property rights. We may incur significant expense in any legal proceedings to protect our proprietary rights or to defend infringement claims by third parties. In addition, claims of third parties against us could result in awards of substantial damages or court orders that could effectively prevent us from making, using or selling our products in the U.S. or abroad.

                         RISKS RELATED TO THE OFFERING

WE HAVE SUBSTANTIAL EXISTING DEBT AND MAY INCUR ADDITIONAL DEBT IN THE FUTURE, SO WE MAY BE UNABLE TO MAKE PAYMENTS ON THE DEBENTURES.

     We have substantial amounts of outstanding indebtedness. Our substantial level of indebtedness increases the possibility that we may be unable to generate cash sufficient to pay the principal of, interest on and other amounts due in respect of our indebtedness when due. We may also obtain additional long-term debt and working capital lines of credit and issue additional commercial paper to meet future financing needs, which would have the effect of increasing our total leverage.

     Our substantial leverage could have significant negative consequences, including:

     - increasing our vulnerability to general adverse economic and industry conditions;

     - limiting our ability to obtain additional financing;

     - requiring the dedication of a substantial portion of our cash flow from operations to service our indebtedness, thereby reducing the amount of our cash flow available for other purposes, including capital expenditures;

     - limiting our flexibility in planning for, or reacting to, changes in our business and the industries in which we compete; and

     - placing us at a possible competitive disadvantage with less leveraged competitors and competitors that may have better access to capital resources.

     A significant portion of our outstanding indebtedness bears interest at floating rates. As a result, our interest payment obligations on such indebtedness will increase if interest rates increase.

OUR COMPANY STRUCTURE RESULTS IN SUBSTANTIAL STRUCTURAL SUBORDINATION AND MAY AFFECT OUR ABILITY TO MAKE PAYMENTS ON THE DEBENTURES.

     The debentures are obligations exclusively of our company. However, substantially all of our operations are conducted through our subsidiaries. As a result, our cash flow and our ability to service our debt, including the debentures, is dependent upon the earnings of our subsidiaries. In addition, we are dependent on the distribution of earnings, loans or other payments by our subsidiaries to us.

     Our subsidiaries are separate and distinct legal entities. Our subsidiaries have no obligation to pay any amounts due on the debentures or to provide us with funds for our payment obligations, whether by dividends, distributions, loans or other payments. In addition, any payment of dividends, distributions, loans or advances by our subsidiaries to us could be subject to statutory or contractual restrictions. Payments to us by our subsidiaries will also be contingent upon our subsidiaries' earnings and business considerations.

     Our right to receive any assets of any of our subsidiaries upon their liquidation or reorganization, and therefore the right of the holders of the debentures to participate in those assets, will be effectively subordinated to the claims of that subsidiary's creditors, including trade creditors. As of July 2, 2000, our subsidiaries had outstanding approximately $5 million of indebtedness, other than indebtedness to us, and $539 million of other balance sheet liabilities, other than liabilities to us. In addition, even if we were a creditor of any of our subsidiaries, our rights as a creditor would be subordinate to any security interest in the assets of our subsidiaries and any indebtedness of our subsidiaries senior to that held by us. We anticipate that our subsidiaries will incur additional indebtedness and other liabilities.

WE MAY BE UNABLE TO REPAY THE DEBENTURES WHEN DUE OR REPURCHASE THE DEBENTURES WHEN WE ARE REQUIRED TO DO SO.

     At final maturity, the entire outstanding principal amount of the debentures will become due and payable. At any accelerated maturity prior to final maturity, the issue price to the public of the debentures plus accrued original issue discount will become due and payable. In addition, if a change in control occurs and on August 7, 2003 and August 7, 2010, each holder of debentures may require us to repurchase all or a portion of that holder's debentures. At maturity or if a change in control occurs or on such specified dates, we may not have sufficient funds or may be unable to arrange for additional financing to pay the amount due.

     Our borrowing arrangements or agreements relating to indebtedness to which we become a party may limit our ability to repay or repurchase the debentures with cash. Our failure to repay or repurchase any tendered debentures or debentures due upon maturity would constitute an event of default under the senior indenture for the debentures. Any such default, in turn, may cause a default under the terms of our other indebtedness.

BECAUSE THERE IS NO PUBLIC MARKET FOR THE DEBENTURES, YOU MAY NOT BE ABLE TO RESELL THEM EASILY OR AT A FAVORABLE PRICE.

     There is no public market for the debentures and we are not certain of:

     - the liquidity of any market that may develop;

     - the ability of the holders to sell their debentures; or

     - the price at which the holders would be able to sell their debentures.

     If such a market were to develop, the debentures could trade at prices that may be higher or lower than the issue price to the public plus accrued original issue discount, depending on many factors, including prevailing interest rates, the market for similar debentures and our financial performance. We do not presently intend to apply for the listing of the debentures on any securities exchange or for inclusion of the debentures in the automated quotation system of the National Association of Securities Dealers, Inc.

     The underwriters have advised us that they presently intend to make a market in the debentures. They are not obligated, however, to make a market in the debentures, and the underwriters may discontinue any such market making at any time at their sole discretion. In addition, such market-making activity will be subject to the limits imposed by the Securities Act of 1933 and the Securities Exchange Act of 1934. Accordingly, no assurance can be given as to the development or liquidity of any market for the debentures.

WE HAVE ANTITAKEOVER DEFENSES THAT COULD DELAY OR PREVENT AN ACQUISITION AND COULD ADVERSELY AFFECT THE PRICE OF OUR COMMON STOCK.

     Provisions of our articles of organization and bylaws and of Massachusetts law could have the effect of delaying, deferring or preventing an acquisition of our company. For example, we have divided our board of directors into three classes that serve staggered three-year terms, we may issue shares of our authorized "blank check" preferred stock and our stockholders are limited in their ability to call special stockholder meetings. In addition, we have issued preferred stock purchase rights that would adversely affect the economic and voting interests of a person or group that seeks to acquire us or a 20% or more interest in our common stock without negotiations with our board of directors.

               SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

     Certain statements in this prospectus supplement and in the documents incorporated by reference in the accompanying prospectus constitute "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. For this purpose, any statements contained in this prospectus supplement or incorporated by reference in the accompanying prospectus that are not statements of historical fact may be deemed to be forward-looking statements. Words such as "believes," "anticipates," "plans," "expects" and similar expressions are intended to identify forward-looking statements. There are a number of important factors that could cause our results to differ materially from those indicated by the forward-looking statements included in this prospectus supplement or incorporated by reference in the accompanying prospectus, including among others, the factors included in the filings and documents incorporated by reference in the accompanying prospectus and those set forth in this prospectus supplement under "Risk Factors."

                                USE OF PROCEEDS

     The net proceeds to us from our sale of debentures in this offering will be approximately $389 million ($447.5 million if the underwriters' over-allotment option is exercised in full), after deducting the underwriting discount and estimated offering expenses payable by us. We expect to use all of the net proceeds from this offering to repay a portion of our outstanding commercial paper borrowings. As of July 31, 2000, we had $745 million of commercial paper borrowings outstanding, with a weighted-average interest rate of 7.02% per annum and maturity dates ranging from August 2, 2000 to September 14, 2000. We incurred $410 million of such commercial paper borrowings to finance our acquisition of NEN Life Sciences.

                          PRICE RANGE OF COMMON STOCK

     Our common stock is listed and traded on the New York Stock Exchange under the symbol "PKI." The following table lists quarterly information on the price range of our common stock based on the high and low sales prices of our common stock as reported on the New York Stock Exchange for the periods indicated below.

                                                                HIGH         LOW
                                                              --------    ---------
FISCAL 1998
  First Quarter.............................................  $  28.50    $   19.44
  Second Quarter............................................  $  33.75    $   27.13
  Third Quarter.............................................  $  30.13    $   18.88
  Fourth Quarter............................................  $  29.44    $   20.50

FISCAL 1999
  First Quarter.............................................  $  30.19    $   25.50
  Second Quarter............................................  $  36.25    $   26.50
  Third Quarter.............................................  $  39.94    $   31.50
  Fourth Quarter............................................  $  45.00    $   36.63

FISCAL 2000
  First Quarter.............................................  $  84.50    $   38.00
  Second Quarter............................................  $  69.44    $   48.75
  Third Quarter (through August 1, 2000)....................  $  77.00    $   61.13

     The last reported sale price of our common stock on the New York Stock Exchange was $65.38 per share on August 1, 2000. On July 28, 2000, there were approximately 8,467 holders of record of our common stock.

                                DIVIDEND POLICY

     We paid a regular quarterly cash dividend of $0.14 per share of common stock in each quarter of fiscal years 1998 and 1999 as well as in the first and second quarters of fiscal year 2000.

                                 CAPITALIZATION

     The following table sets forth, as of April 2, 2000:

     - our actual capitalization;

     - our capitalization on a pro forma basis reflecting the acquisition on July 31, 2000 of NEN Life Sciences and the sale by us of $410 million of commercial paper to finance this acquisition; and

     - our capitalization on a pro forma basis as adjusted to give effect to the sale by us of $400 million at the issue price to the public in aggregate principal amount of debentures, after deducting the underwriting discount and estimated offering expenses payable by us, and the repayment of $389 million of outstanding commercial paper with the net proceeds from such sale.

     This information should be read in conjunction with our consolidated financial statements and the related notes that we have incorporated by reference into the accompanying prospectus.

                                                                 APRIL 2, 2000
                                                    ---------------------------------------
                                                                                 PRO FORMA
                                                      ACTUAL      PRO FORMA     AS ADJUSTED
                                                    ----------    ----------    -----------
                                                       (IN THOUSANDS, EXCEPT SHARE DATA)
Short-term debt...................................  $  340,186    $  750,186    $  361,186
Long-term debt, excluding convertible
  debentures......................................     114,850       114,850       114,850
Convertible debentures............................          --            --       400,000
                                                    ----------    ----------    ----------
Total indebtedness................................     455,036       865,036       876,036
Stockholders' equity:
Preferred Stock, $1.00 par value; authorized
  1,000,000 shares; no shares issued or
  outstanding.....................................          --            --            --
Common stock, $1.00 par value; authorized
  100,000,000 shares; 61,744,000 shares issued....      61,744        61,744        61,744
Capital in excess of par value....................      70,385        77,325        77,325
Retained earnings.................................     782,426       763,426       763,426
Accumulated other comprehensive loss..............     (24,763)      (24,763)      (24,763)
Cost of shares held in treasury; 12,710,000
  shares..........................................    (238,429)     (238,429)     (238,429)
                                                    ----------    ----------    ----------
Total stockholders' equity........................     651,363       639,303       639,303
                                                    ----------    ----------    ----------
Total capitalization..............................  $1,106,399    $1,504,339    $1,515,339
                                                    ==========    ==========    ==========

                         DESCRIPTION OF THE DEBENTURES

     We will issue the debentures under a senior indenture to be dated as of August 7, 2000 between us and Bank One Trust Company, N.A., as the senior trustee, the form of which is filed as an exhibit to the registration statement of which the prospectus is a part, and a supplemental indenture to be dated as of August 7, 2000 between us and the senior trustee. We refer to the original indenture and the supplemental indenture collectively in this prospectus supplement as the senior indenture. The senior indenture and the debentures are governed by New York law. Because this section is a summary, it does not describe every aspect of the senior indenture or the debentures. You should read the senior indenture itself for a full description of the terms of the debentures. This summary is subject to and qualified in its entirety by reference to all of the provisions of the senior indenture.

GENERAL

     The debentures are senior unsecured obligations of PerkinElmer. They will be issued as a series of zero coupon convertible debentures under the senior indenture. The debentures are limited to $800,641,000 aggregate principal amount at maturity (or $920,737,000 if the underwriters' over-allotment option is exercised in full). We are required to repay the full principal amount of the debentures on August 7, 2020, unless they are redeemed or repurchased on an earlier date.

     We are offering and selling the debentures at a discount from their value at maturity. We will initially issue the debentures at a price to the public of $499.60 per debenture. Over time, the amount payable on each debenture will increase in value until it reaches its maturity value of $1,000 on August 7, 2020. We will issue debentures only in denominations of $1,000 principal amount at maturity and integral multiples of $1,000 principal amount at maturity. When we refer to a debenture in this prospectus supplement, we mean $1,000 principal amount of the debentures at maturity.

     You have the option to convert your debentures into our common stock at any time prior to maturity, unless we have previously redeemed or repurchased the debentures. The conversion rate is 5.8785 shares of common stock per debenture. This is equivalent to an initial conversion price of $84.9875 per share of common stock based on the issue price to the public of the debentures. The conversion rate is subject to adjustment if certain events occur. Upon conversion, you will receive only common stock. You will not receive any cash payment for the accrued original issue discount through the conversion date.

BOOK-ENTRY SYSTEM

     The debentures will be represented by one or more global securities. Each global security will be deposited with, or on behalf of, The Depository Trust Company, or DTC, and be registered in the name of a nominee of DTC. Except under circumstances described below, the debentures will not be issued in definitive form.

     Upon the issuance of a global security, DTC will credit on its book-entry registration and transfer system the accounts of persons designated by the underwriters with the respective principal amounts of the debentures represented by the global security. Ownership of beneficial interests in a global security will be limited to persons that have accounts with DTC or its nominee, referred to as participants, or persons that may hold interests through participants. Ownership of beneficial interests in a global security will be shown on, and the transfer of that ownership will be effected only through, records maintained by DTC or its nominee. The laws of some states require that certain purchasers of securities take physical delivery of such securities in definitive form. Such limits and such laws may impair the ability to transfer beneficial interests in a global security.

     So long as DTC or its nominee is the registered owner of a global security, DTC or its nominee, as the case may be, will be considered the sole owner or holder of the debentures represented by that global security for all purposes under the senior indenture. Except as provided below, owners of beneficial interests in a global security will not be entitled to have debentures represented by that global security registered in their names, will not receive or be entitled to receive physical delivery of debentures in definitive form and will not be considered the owners or holders thereof under the senior indenture.

     Principal and interest payments, if any, on debentures registered in the name of DTC or its nominee will be made to DTC or its nominee, as the registered owner of the relevant global security. None of PerkinElmer, the trustee, any paying agent or the registrar for the debentures will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial interests in a global security or for maintaining, supervising or reviewing any records relating to such beneficial interests.

     We expect that DTC or its nominee, upon receipt of any payment of principal or interest, if any, will credit immediately participants' accounts with payments in amounts proportionate to their respective beneficial interests in the principal amount of the relevant global security as shown on the records of DTC or its nominee. We also expect that payments by participants to owners of beneficial interests in a global security held through such participants will be governed by standing instructions and customary practices, as is the case with securities held for the accounts of customers in bearer form or registered in "street name," and will be the responsibility of such participants.

     If DTC is at any time unwilling or unable to continue as a depositary and a successor depositary is not appointed by us within 90 days, we will issue debentures in definitive form in exchange for the entire global security for the debentures. In addition, we may at any time and in our sole discretion determine not to have debentures represented by a global security and, in such event, will issue debentures in definitive form in exchange for the entire global security relating to such debentures. In any such instance, an owner of a beneficial interest in a global security will be entitled to physical delivery in definitive form of debentures represented by such global security equal in principal amount to such beneficial interest and to have such debentures registered in its name. Debentures so issued in definitive form will be issued as registered debentures in denominations of $1,000 principal amount at maturity and integral multiples thereof, unless otherwise specified by us.

     For a more detailed description of the book-entry system, see "Book-Entry Securities" in the accompanying prospectus.

OPTIONAL REDEMPTION BY PERKINELMER

     On and after August 7, 2003, we can redeem all or part of the debentures at any time, upon not less than 30 nor more than 60 days' notice by mail to holders of debentures, for a price equal to $499.60 per debenture plus accrued original issue discount at a rate of 3.5% per annum compounded semi-annually to the date of redemption, on the basis of a 360-day year consisting of twelve 30-day months.

     The table below shows redemption prices of the debentures at August 7, 2003, at each following August 7 prior to maturity and at maturity on August 7, 2020. The prices reflect the accrued original issue discount calculated through each date. The redemption price of a debenture redeemed between these dates would include an additional amount reflecting the additional original issue discount accrued since the immediately preceding date in the table to the actual redemption date.

                                                             (2)
                                            (1)        ACCRUED ORIGINAL          (3)
                                         DEBENTURE      ISSUE DISCOUNT     REDEMPTION PRICE
    REDEMPTION DATE                     ISSUE PRICE        AT 3.5%            (1) + (2)
    ---------------                     -----------    ----------------    ----------------
    August 7, 2003....................     499.60            54.81               554.41
    August 7, 2004....................     499.60            74.38               573.98
    August 7, 2005....................     499.60            94.65               594.25
    August 7, 2006....................     499.60           115.63               615.23
    August 7, 2007....................     499.60           137.35               636.95
    August 7, 2008....................     499.60           159.84               659.44
    August 7, 2009....................     499.60           183.12               682.72
    August 7, 2010....................     499.60           207.22               706.82
    August 7, 2011....................     499.60           232.18               731.78
    August 7, 2012....................     499.60           258.01               757.61
    August 7, 2013....................     499.60           284.76               784.36
    August 7, 2014....................     499.60           312.46               812.06
    August 7, 2015....................     499.60           341.13               840.73
    August 7, 2016....................     499.60           370.81               870.41
    August 7, 2017....................     499.60           401.54               901.14
    August 7, 2018....................     499.60           433.36               932.96
    August 7, 2019....................     499.60           466.30               965.90
    At stated maturity................     499.60           500.40             1,000.00

     From and after the date a tax event occurs and we exercise our option to pay interest at 3.5% per year on the debentures instead of accruing original issue discount, the principal amount for redemption will be restated, and will be calculated by adding the issue price to the public and the original issue discount which had accrued up until the date on which we exercise the option.

     If we decide to redeem less than all of the outstanding debentures, the senior trustee will select the debentures to be redeemed by the following methods:

     - by lot;

     - pro rata; or

     - by another method the trustee considers fair and appropriate.

     If the senior trustee selects a portion of your debentures for partial redemption and you convert a portion of the same debentures, the converted portion will be deemed to be from the portion selected for redemption. Each debenture will be redeemed in whole.

INTEREST

     We will not pay cash interest on the debentures unless we elect to do so following a tax event. You should be aware that accrued original issue discount must be included in your gross income for federal income tax purposes. Original issue discount is the difference between the issue price to the public of $499.60 and the $1,000 redemption price of the debenture at maturity.

CONVERSION RIGHTS

     You have the right to convert the debentures into our common stock. You may convert a debenture into common stock at any time until the close of business on the last business day prior to August 7, 2020. If a debenture has been called for redemption, you will be entitled to convert the debenture until the close of business on the business day immediately preceding the date of redemption. You may convert debentures in part so long as the part is an integral multiple of $1,000 principal amount at maturity.

     The initial conversion rate is 5.8785 shares of common stock for each debenture. This is equivalent to an initial conversion price of $84.9875 per share of common stock based on the price to the public of the debentures. You will not receive any cash payment representing accrued original issue discount upon conversion of a debenture. Instead, upon conversion we will deliver to you a fixed number of shares of common stock and any cash payment to account for fractional shares. The cash payment for fractional shares will be based on the closing price of the common stock on the trading day immediately prior to the conversion date. Delivery of common stock will be deemed to satisfy our obligation to pay the principal amount of the debenture and accrued original issue discount. Accrued original issue discount will be deemed paid in full rather than canceled, extinguished or forfeited. We will not adjust the conversion ratio to account for the accrued original issue discount.

     The conversion rate will be subject to adjustment upon the following events:

     - issuance of common stock as a dividend or distribution on any class of capital stock;

     - issuance to all holders of common stock of rights or warrants that allow the holders to purchase common stock at less than the market price at such time;

     - subdivision or combination of the outstanding common stock;

     - distribution to all holders of common stock of debt or other assets but excluding distributions of common stock, rights and warrants described above and all-cash distributions out of our retained earnings;

     - the distribution to all holders of common stock of all-cash distributions, other than distributions out of our retained earnings, in an aggregate amount that together with (1) any cash and the fair market value of any other consideration payable in respect of any tender offer by us or any of our subsidiaries for common stock concluded within the preceding 12 months not triggering a conversion price adjustment and (2) all other such all-cash distributions to all or substantially all holders of common stock made within the preceding 12 months not triggering a conversion price adjustment, exceeds an amount equal to 10% of the market capitalization of our common stock at such time; and

     - the purchase of common stock pursuant to a tender offer made by us or any of our subsidiaries to the extent that the same involves aggregate consideration that together with (1) any cash and the fair market value of any other consideration payable in respect of any tender offer by us or any of our subsidiaries for common stock consummated within the preceding 12 months not triggering a conversion price adjustment and (2) all-cash distributions, other than distributions out of retained earnings, to all holders of common stock made within the preceding 12 months not triggering a conversion price adjustment, exceeds an amount equal to 10% of the market capitalization of our common stock at such time.

     We are not required to adjust the conversion rate until adjustments greater than 1% have occurred. We may increase the conversion rate, in addition to those adjustments required by the provisions described above, as we consider advisable in order to avoid or diminish any income tax to any holders of common stock resulting from any dividend or distribution of stock or stock rights. We may also increase the conversion rate for any period of at least 20 days, upon at least

15 days notice, if our board of directors determines that the increase would be in our best interest. The board of directors' determination in this regard will be conclusive. We will compute all adjustments to the conversion rate and will give notice by mail to holders of the debentures of any adjustments.

     In any case in which we consolidate or merge with or into another entity or in which another entity is merged into us, or in case of any sale or transfer of all or substantially all of our assets, each debenture then outstanding will become convertible only into the kind and amount of securities, cash and other property receivable upon such consolidation, merger, sale or transfer by a holder of the number of shares of common stock into which the debentures were convertible immediately prior to the consolidation or merger or sale or transfer. The preceding sentence will not apply to a merger which does not result in any reclassification, conversion, exchange or cancellation of our common stock. You will have the right in the event of certain mergers or other transactions to require us to repurchase your debentures. See "-- Repurchase at Option of Holders Upon Change in Control."

     Except as provided in the next sentence, if you submit your debentures for conversion after we have elected to exercise our option to pay interest instead of accruing original issue discount between a record date and the opening of business on the next interest payment date, you must also pay funds equal to the interest payable on the converted principal amount through the next interest payment date. You will not be required to pay such funds for debentures or portions of debentures called for redemption on a redemption date occurring during the period from the close of business on a record date and ending on the opening of business on the first business day after the next interest payment date, or if the interest payment date is not a business day.

REPURCHASE AT OPTION OF HOLDERS

     You have the right to require us to repurchase the debentures on August 7, 2003 and August 7, 2010. We will be required to repurchase any outstanding debenture for which you deliver a written repurchase notice to the paying agent. This notice must be delivered during the period beginning at any time from the opening of business on the date that is 20 business days prior to the repurchase date until the close of business on the last business day prior to the repurchase date. If the repurchase notice is given and withdrawn during the period, we will not be obligated to repurchase the related debentures. Our repurchase obligation will be subject to certain additional conditions described in the senior indenture.

     The repurchase price payable will be equal to the issue price to the public plus accrued original issue discount through the repurchase date. The table below shows the repurchase prices of a debenture as of each of the repurchase dates.

                                                              REPURCHASE PRICE
                                                              ----------------
August 7, 2003..............................................       $554.41
August 7, 2010..............................................       706.82

     We may, at our option, elect to pay the repurchase price in cash or, subject to the satisfaction of specified conditions, common stock or a combination of cash and common stock. For a discussion of the tax treatment of a holder receiving cash, common stock or a combination of cash and common stock, see "Certain United States Federal Income Tax Considerations -- United States Holders."

     If we have previously exercised our option to pay interest instead of accruing original issue discount on the debentures following a tax event, we will repurchase the debentures at a repurchase price equal to the restated principal amount plus the accrued and unpaid interest from the date we exercised our option. See "-- Tax Events."

     We will be required to give notice on a date not less than 20 business days prior to each repurchase date to all holders at their addresses shown in the register of the registrar, and to beneficial owners as required by applicable law, stating among other things:

     - whether we will pay the repurchase price of the debentures in cash or common stock or any combination thereof, specifying the percentages of each;

     - if we elect to pay in common stock, the method of calculating the market price of the common stock; and

     - the procedures that holders must follow to require us to repurchase their debentures.

     Your notice electing to require us to repurchase your debentures must state:

     - the debenture certificate numbers;

     - the portion of the principal amount at maturity of debentures to be repurchased, in multiples of $1,000;

     - that the debentures are to be repurchased by us pursuant to the applicable provisions of the senior indenture; and

     - in the event we elect, pursuant to the notice that we are required to give, to pay the repurchase price in common stock, in whole or in part, but the repurchase price is ultimately to be paid to the holder entirely in cash because any of the conditions to payment of the repurchase price or portion of the repurchase price in common stock is not satisfied prior to the close of business on the business day prior to the repurchase date, as described below, whether the holder elects:

        - to withdraw the repurchase notice as to some or all of the debentures to which it relates, or

        - to receive cash in respect of the entire repurchase price for all debentures or portions of debentures subject to such repurchase notice.

     If the holder fails to indicate the holder's choice with respect to the election described in the final bullet point above, the holder will be deemed to have elected to receive cash in respect of the entire repurchase price for all debentures subject to the repurchase notice in these circumstances. For a discussion of the tax treatment of a holder receiving cash instead of common stock, see "Certain United States Federal Income Tax Considerations -- United States Holders -- Sale, Exchange or Retirement of the Debentures."

     You may withdraw any repurchase notice by a written notice of withdrawal delivered to the paying agent prior to the close of business on the business day prior to the repurchase date. The notice of withdrawal must state:

     - the principal amount at maturity;

     - the certificate numbers of the withdrawn debentures; and

     - the principal amount at maturity, if any, which remains subject to the repurchase notice.

     If we elect to pay the repurchase price, in whole or in part, in common stock, the number of shares of common stock to be delivered by us will be equal to the portion of the repurchase price to be paid in common stock divided by the market price of one share of our common stock.

     We will pay cash based on the market price for all fractional shares in the event we elect to deliver common stock in payment, in whole or in part, of the repurchase price.

     The "market price" means the average of the sale prices of our common stock for the five trading day period ending on the third trading day prior to the applicable repurchase date, appropriately adjusted to take into account the occurrence, during the period commencing on the first of such trading days during such five trading day period and ending on such repurchase date, of certain events that would result in an adjustment of the conversion rate with respect to our common stock.

     The "sale price" of our common stock on any date means the closing per share sale price (or if no closing sale price is reported, the average of the bid and ask prices or, if more than one in either case, the average of the average bid and the average ask prices) on such date as reported in composite transactions for the principal U.S. securities exchange on which our common stock is traded or, if our common stock is not listed on a U.S. national or regional securities exchange, as reported by the Nasdaq System.

     Because the market price of our common stock is determined prior to the applicable repurchase date, holders of debentures bear the market risk with respect to the value of the common stock to be received from the date such market price is determined until such repurchase date. We may pay the repurchase price or any portion of the repurchase price in common stock only if the information necessary to calculate the market price is published in a daily newspaper of national circulation.

     Upon determination of the actual number of shares of common stock in accordance with the foregoing provisions, we will publish such information on our website or through such other public medium as we may use at that time.

     Our right to repurchase debentures, in whole or in part, with common stock is subject to our satisfying various conditions, including:

     - the registration of the common stock under the Securities Act of 1933 and the Securities Exchange Act of 1934, if required; and

     - any necessary qualification or registration under applicable state securities law or the availability of an exemption from such qualification and registration.

     If such conditions are not satisfied with respect to a holder prior to the close of business on the repurchase date, we will pay the repurchase price of the debentures of the holder entirely in cash. See "Certain United States Federal Income Tax Considerations -- United States Holders -- Sale, Exchange or Retirement of the Debentures." We may not change the form or components or percentages of components of consideration to be paid for the debentures once we have given the notice that we are required to give to holders of debentures, except as described in the first sentence of this paragraph.

     Our ability to repurchase debentures with cash may be limited by the terms of our then existing borrowing arrangements.

     A holder must either effect book-entry transfer or deliver the debenture, together with necessary endorsements, to the office of the paying agent after delivery of the repurchase notice to receive payment of the repurchase price. You will receive payment in cash on the repurchase date or the time of book-entry transfer or the delivery of the debenture. If the paying agent holds money or securities sufficient to pay the repurchase price of the debenture on the business day following the repurchase date, then:

     - the debenture will cease to be outstanding;

     - original issue discount will cease to accrue; and

     - all other rights of the holder will terminate.

     This will be the case whether or not book-entry transfer of the debenture is made or whether or not the debenture is delivered to the paying agent.

     We will comply with the provisions of Rule 13e-4 and any other tender offer rules under the Securities Exchange Act of 1934 which may be applicable at the time to the repurchase of debentures. We will file a Schedule TO or any other schedule required in connection with any such repurchase of debentures by us.

REPURCHASE AT OPTION OF HOLDERS UPON CHANGE IN CONTROL

     If we undergo a change in control, you will have the option to require us to purchase your debentures 35 business days after the change in control. We will pay a repurchase price equal to the issue price to the public plus accrued original issue discount through the repurchase date. You may require us to repurchase all or any part of the debentures so long as the principal amount at maturity of the debentures being repurchased is an integral multiple of $1,000.

     At our option, instead of paying the repurchase price in cash, we may pay the repurchase price in our common stock or a combination of cash and common stock. If we pay with our common stock, it will be valued at 95% of the average closing sales prices of the common stock for the five trading days immediately preceding and including the third trading day prior to the repurchase date. We may only pay the repurchase price or any portion of the repurchase price in common stock if we satisfy conditions provided in the senior indenture.

     A change in control occurs in the following situations:

     - any person, including any syndicate or group deemed to be a "person" under Section 13(d)(3) of the Securities Exchange Act of 1934, acquires beneficial ownership, directly or indirectly, through a purchase, merger or other acquisition transaction or series of transactions, of shares of our capital stock entitling the person to exercise 50% or more of the total voting power of all shares of our capital stock that are entitled to vote generally in elections of directors, other than an acquisition by us, any of our subsidiaries or any of our employee benefit plans; or

     - we merge or consolidate with or into any other person, any other person merges into us or we convey, sell, transfer or lease all or substantially all of our assets to another person, other than any such transaction:

        - that does not result in any reclassification, conversion, exchange or cancellation of outstanding shares of our capital stock,

        - pursuant to which the holders of 50% or more of the total voting power of all shares of our capital stock entitled to vote generally in elections of directors immediately prior to such transaction have the entitlement to exercise, directly or indirectly, 50% or more of the total voting power of all shares of capital stock entitled to vote generally in the election of directors of the continuing or surviving corporation immediately after such transaction, or

        - which is effected solely to change our jurisdiction of incorporation and results in a reclassification, conversion or exchange of outstanding shares of our common stock into solely shares of common stock.

     However, a change in control will not be deemed to have occurred if either:

     - the closing price per share of our common stock for any five trading days within the period of 10 consecutive trading days ending immediately after the later of the change in control or the public announcement of the change in control, in the case of a change in control relating to an acquisition of capital stock, or the period of 10 consecutive trading days ending immediately before the change in control, in the case of change in control relating to a merger, consolidation or asset sale, equals or exceeds 105% of (A) the sum of (1) the issue price to the public of a debenture plus (2) accrued original issue discount on such debenture divided by (B) the conversion rate then applicable to such debenture, as calculated on each of those trading days, or

     - all of the consideration, excluding cash payments for fractional shares and cash payments made pursuant to dissenters' appraisal rights, in a merger or consolidation otherwise constituting a change in control consists of shares of common stock traded on a national securities exchange or quoted on the Nasdaq National Market, or will be so traded or quoted immediately following such merger or consolidation, and as a result of such merger or consolidation the debentures become convertible solely into such common stock.

Any increase in the conversion rate as a result of a determination of our board of directors described in the sixth paragraph under "-- Conversion Rights" will not be taken into account in determining whether a change in control has occurred under the first bullet point of this paragraph.

     You must deliver a written notice to the paying agent prior to the close of business on the business day prior to the date on which the debentures are to be repurchased to exercise the repurchase right upon a change in control. This notice must specify the debentures submitted for repurchase. You may withdraw the notice by delivering a written notice of withdrawal to the paying agent before the same date.

     Within 15 business days after a change in control, we will publish and mail to the senior trustee and to each holder of the debentures a written notice of the change in control which specifies the terms and conditions and the procedures required for exercise of a holder's right to require us to repurchase your debentures.

     If we have previously exercised our option to pay interest instead of accruing original issue discount on the debentures following a tax event, we will repurchase the debentures at a repurchase price equal to the restated principal amount plus accrued and unpaid interest from the date we exercised our option. See "-- Tax Events."

     Our ability to repurchase debentures upon the occurrence of a change in control is subject to important limitations. Some of the events constituting a change in control could cause an event of default under, or be prohibited or limited by, the terms of our then existing borrowing arrangements. Further, we cannot assure you that we would have the financial resources, or would be able to arrange financing, to pay the repurchase price for all the debentures that might be delivered by holders of debentures seeking to exercise the repurchase right. If we were to fail to repurchase the debentures when required following a change in control, an event of default under the senior indenture would occur, whether or not such repurchase is permitted by the terms of our then existing borrowing arrangements. Any such default may, in turn, cause a default under our other debt.

TAX EVENTS

     We have the option to convert the debentures to interest-bearing debentures on a tax event. From and after the date a tax event occurs, we may elect to pay interest at 3.5% per year on the debentures instead of accruing original issue discount. The principal amount, which will be restated, will be calculated by adding the issue price to the public and the original issue discount which had accrued up until the date on which we exercise the option. This restated principal amount will be the amount due at maturity. If we elect this option, interest will be based on a 360-day year comprised of twelve 30-day months. Interest will accrue from the option exercise date and will be payable semi-annually on August 15 to holders of record on the immediately preceding August 1 and on February 15 to holders of record on the immediately preceding February 1.

     A tax event occurs when we receive an opinion from an experienced independent tax counsel stating that, as a result of:

     - any amendment, change or announced prospective change in the laws or regulations of the U.S. or any of its political subdivisions or taxing authorities of the U.S., or

     - any amendment, change, interpretation or application of the laws or regulations by any legislative body, court, government agency or regulatory authority,

there is more than an insubstantial risk that interest, including original issue discount, payable on the debentures

     - would not be deductible on a current accrual basis, and

     - would not be deductible under any other method,

in whole or in part, by us for U.S. federal income tax purposes.

     The modification of the terms of the debentures by us upon a tax event as described above could alter the timing of income recognition by certain holders of the debentures.

COVENANTS NOT APPLICABLE TO THE DEBENTURES

     The debentures will not be entitled to the benefit of covenants included in the senior indenture regarding limitations on liens and limitations on sale and leaseback transactions described in the accompanying prospectus under "Description of Debt Securities -- Certain Restrictive Provisions" and the debt test in the accompanying prospectus described in the third bullet point under "Description of Debt Securities -- Consolidation, Merger and Sale of Assets."

EVENTS OF DEFAULT

     If there is an event of default under the senior indenture, the trustee or the holders of at least 25% in principal amount of the debentures then outstanding may declare the issue price to the public plus accrued original issue discount on the outstanding debentures immediately due and payable. If we exercise our option to pay interest instead of accruing original issue discount on the debentures following a tax event, the declaration of acceleration referred to above will make the restated principal amount plus accrued and unpaid interest immediately due and payable. For a description of the events of default under the senior indenture, see "Description of Debt
Securities -- Events of Default" in the accompanying prospectus.

STRUCTURAL SUBORDINATION

     The debentures will be "structurally subordinated" to all indebtedness and other liabilities, including trade payables and lease obligations, of our subsidiaries. A substantial portion of our operating assets are held directly by our subsidiaries. This structural subordination occurs because any right we have to receive any assets of any of our subsidiaries upon its liquidation or reorganization and the consequent right of the holders of the debentures to participate in those assets, will be effectively subordinated to the claims of that subsidiary's creditors, including trade creditors, except to the extent that we are recognized as a creditor of the subsidiary, in which case our claims would still be subordinate to any security interest in the assets of the subsidiary and any indebtedness of the subsidiary senior to that held by us. The senior indenture does not limit the ability of any of our subsidiaries to incur indebtedness and other liabilities.

GOVERNING LAW

     The senior indenture and the debentures will be governed by and construed in accordance with the laws of the State of New York.

            CERTAIN UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

     The following is a summary of the material U.S. federal income tax considerations relating to the purchase, ownership and disposition of the debentures or common stock to initial purchasers of the debentures who are U.S. holders, as described below, and the material U.S. federal income and estate tax consequences relating to the purchase, ownership and disposition of the debentures or common stock to initial purchasers who are non-U.S. holders, as described below. This summary does not contain a complete analysis of all the potential tax considerations relating to these matters. In particular, this discussion does not address all tax considerations that may be important to you in light of your particular circumstances, including the application of the alternative minimum tax and of rules applicable to taxpayers in special circumstances. Special rules may apply, for instance, to partnerships, banks, thrifts, regulated investment companies, insurance companies or other financial institutions or financial services companies, tax-exempt organizations, S corporations, dealers in securities, persons who hold debentures or common stock as part of a hedge, conversion or constructive sale transaction, or straddle or other risk reduction transaction, to persons that have a "functional currency" other than the U.S. dollar, or to persons who have ceased to be U.S. citizens or to be taxed as resident aliens. This discussion is limited to holders of debentures who purchase the debentures at their "issue price" and hold the debentures and any shares of common stock into which the debentures are converted as capital assets. For this purpose only, the "issue price" of the debentures is the first price at which a substantial portion of the debentures is sold to the public, not including sales to underwriters or placement agents. This discussion also does not address the tax consequences arising under the laws of any foreign, state or local jurisdiction.

     This discussion is based upon the Internal Revenue Code of 1986, which we refer to as the Code, existing and proposed Treasury Regulations, and judicial decisions and administrative interpretations thereunder, as of the date hereof, all of which are subject to change or different interpretations, possibly with retroactive effect. The Internal Revenue Service, or the IRS, may challenge one or more of the tax results described herein, and PerkinElmer has not obtained, nor does it intend to obtain, a ruling from the IRS with respect to the U.S. federal tax consequences of acquiring, holding or disposing of the debentures or common stock.

     PLEASE CONSULT YOUR OWN TAX ADVISORS AS TO THE PARTICULAR TAX CONSEQUENCES TO YOU OF ACQUIRING, HOLDING, CONVERTING OR OTHERWISE DISPOSING OF THE DEBENTURES AND COMMON STOCK, INCLUDING THE EFFECT AND APPLICABILITY OF STATE, LOCAL OR FOREIGN TAX LAWS.

UNITED STATES HOLDERS

     You are a U.S. holder for purposes of this discussion if you are a holder of a debenture or share of common stock who is, for U.S. federal income tax law purposes:

     - a citizen or resident of the U.S.;

     - a corporation or other entity treated as a corporation for federal income tax purposes created or organized in or under the laws of the U.S. or of any political subdivision thereof;

     - an estate the income of which is subject to U.S. federal income taxation regardless of its source; or

     - a trust subject to the primary supervision of a U.S. court and the control of one or more U.S. persons.

ORIGINAL ISSUE DISCOUNT ON THE DEBENTURES

     We are issuing the debentures at a substantial discount from their principal amount at maturity. For federal income tax purposes, the excess of the principal amount of each debenture at maturity over its issue price constitutes original issue discount, commonly referred to as OID. You must include OID in income as it accrues, in accordance with a constant yield method, before receipt of the cash or other payment attributable to such income, regardless of your regular method of accounting for U.S. federal income tax purposes. Under these rules, you will have to include in gross income increasingly greater amounts of OID in each successive accrual period. Your original tax basis for determining gain or loss on the sale or other disposition of a debenture will be increased by any accrued OID included in your gross income.

SALE, EXCHANGE OR RETIREMENT OF THE DEBENTURES

     Except as described below, upon the sale, exchange or retirement of a debenture, you will recognize gain or loss equal to the difference between the sale or redemption proceeds and your adjusted tax basis in the debenture. Your adjusted tax basis in a debenture will generally equal your cost of the debenture increased by any OID that you previously included in income with respect to such debenture. Gain or loss realized on the sale, exchange or retirement of a debenture will generally be capital gain or loss and will be long-term capital gain or loss if the debenture is held for more than one year. You should consult your tax advisors regarding the treatment of capital gains and losses. In general, long-term capital gains will be taxed at a lower rate than ordinary income if you are an individual, and capital losses will be subject to a variety of limitations on their deductibility. Our election upon the occurrence of a tax event to pay interest on the debentures instead of accruing original issue discount will not constitute a taxable exchange of the debentures to the holders, although it may affect the time when you recognize interest income from the debenture.

CONVERSION OF DEBENTURES

     The conversion of a debenture into common stock will generally not be a taxable event, except with respect to cash received in lieu of a fractional share. Your basis in the common stock received on conversion of the debenture will be the same as your basis in the debenture at the time of conversion, exclusive of any tax basis allocable to a fractional share. Your holding period for the common stock received on conversion will include the holding period of the debenture converted, except that the holding period of common stock attributable to OID will likely begin no earlier than the date the OID accrued and may be treated as beginning as late as on the day following the date of conversion. If you receive cash in lieu of a fractional share of common stock, you generally will recognize capital gain or loss measured by the difference between the cash received for the fractional share and your tax basis in the fractional share.

EXERCISE OF REPURCHASE RIGHT

     If you require us to repurchase a debenture on a repurchase date and if we issue common stock in full satisfaction of the purchase price, the exchange of the debenture for common stock will be treated in the same manner as a conversion. If you require us to repurchase a debenture on a repurchase date and if we deliver a combination of cash and common stock in payment of the purchase price, then, in general,

     - you will recognize gain to the extent that the cash and the value of the common stock exceeds your adjusted tax basis in the debenture, but in no event will the amount of recognized gain exceed the amount of cash received,

     - you will not be able to recognize any taxable loss,

     - your basis in the common stock received will be the same as your basis in the debenture repurchased by us, decreased by any basis allocable to a fractional share and by the amount of cash received, other than cash received in lieu of a fractional share, and increased by the amount of gain, if any, recognized by you, other than gain recognized with respect to a fractional share, and

     - the holding period of the common stock received in the exchange will include the holding period for the debenture which was repurchased, except that the holding period of common stock attributable to OID will likely begin no earlier than the date the OID accrued and may be treated as beginning as late as on the day following the date of conversion.

ADJUSTMENT OF CONVERSION RATE

     Under Treasury Regulations, an adjustment in the conversion rate, or the failure to make such an adjustment, may, under particular circumstances, be treated as a constructive taxable dividend to the extent of our current or accumulated earnings and profits. Adjustments to the conversion rate made pursuant to a bona fide reasonable adjustment formula which has the effect of preventing the dilution of the interests of the U.S. holders of the debentures generally will not be considered to result in a constructive distribution of stock where the adjustment does not compensate holders of debentures for taxable distributions to other stockholders. However, if at any time

     - we make a distribution of cash or property to our stockholders or a purchase of common stock and such distribution or purchase would be taxable to such stockholders as a dividend for U.S. federal income tax purposes (e.g., distributions of evidences of our indebtedness or assets, but generally not stock dividends or rights to subscribe for common stock) and, pursuant to the anti-dilution provisions of the senior indenture, the conversion rate of the debentures, is increased

     - the conversion rate is increased pursuant to a formula that is not a bona fide reasonable adjustment formula, or

     - the conversion rate of the debentures is increased at our discretion,

such increase in conversion rate may be deemed to be the payment of a taxable dividend to U.S. holders of debentures pursuant to Section 305 of the Code. Such U.S. holders of debentures could therefore have taxable income as a result of an event pursuant to which they received no cash or property. A U.S. holder's tax basis in a convertible note generally will be increased by the amount of any constructive dividend included in income.

OWNERSHIP AND DISPOSITION OF COMMON STOCK

     Dividends, if any, that we pay to you on our common stock generally will be includable in your income as ordinary income to the extent of your ratable share of our current or accumulated earnings and profits. Additional distributions made by us will be treated as a return of your cost basis in the common stock and then as gain from the sale of your stock.

     Upon the sale, exchange or other disposition of our common stock, you generally will recognize capital gain or capital loss equal to the difference between the amount realized on such sale or exchange and your adjusted tax basis in such shares. You should consult your tax advisors regarding the treatment of capital gains, which may be taxed at lower rates than ordinary income for taxpayers who are individuals, and losses, the deductibility of which is subject to limitations. A failure to fully adjust the conversion rate of the debentures to reflect a stock dividend or other event increasing the proportionate interest of holders of common stock in our earnings and profits or assets could, in some circumstances, be deemed to result in the payment of a taxable dividend to holders of common stock.

NON-UNITED STATES HOLDERS

     You are a Non-U.S. holder for purposes of this discussion if you hold a debenture or share of common stock and are not a U.S. holder, as described above.

WITHHOLDING TAX ON PAYMENTS OF PRINCIPAL AND ORIGINAL ISSUE DISCOUNT ON
DEBENTURES

     The payment of principal and any accrued OID on a debenture by us or any paying agent of ours to you will not be subject to U.S. federal withholding tax, provided that in the case of payment in respect of OID, such payment is not effectively connected with a U.S. trade or business of yours and provided that:

     - you do not actually or constructively own 10% or more of the total combined voting power of all classes of our shares;

     - you are not a controlled foreign corporation that is related to us within the meaning of the Code; and

     - either (A) the beneficial owner of the debenture certifies to the applicable payor or its agent, under penalties of perjury, that it is not a U.S. holder and provides its name and address on U.S. Treasury Form W-8BEN or a suitable substitute form, or (B) a securities clearing organization, bank or other financial institution, that holds customers' securities in the ordinary course of its trade or business (a "financial institution") and holds the debenture, certifies under penalties of perjury that such a Form W-8BEN or a suitable substitute form has been received from the beneficial owner by it or by a financial institution between it and the beneficial owner and furnishes the payor with a copy thereof.

     Except to the extent otherwise provided under an applicable tax treaty, you generally will be taxed in the same manner as a U.S. holder with respect to OID on a debenture if such OID is effectively connected with a U.S. trade or business of yours. Effectively connected OID received by a corporate Non-U.S. holder may also, under certain circumstances, be subject to an additional "branch profits tax" at a 30% rate or, if applicable, a lower treaty rate, subject to certain adjustments. You will not be subject to withholding tax if you deliver the appropriate form (currently IRS Form 4224 and, beginning January 1, 2001, a Form W-8ECI) to the payor.

DIVIDENDS

     You generally will be subject to U.S. federal withholding tax at a 30% rate (or lower treaty rate) with respect to dividends paid on common stock. Except to the extent otherwise provided under an applicable tax treaty, you generally will be taxed in the same manner as a U.S. holder on dividends paid or deemed paid to you that are effectively connected with your conduct of a trade or business in the U.S. If you are a foreign corporation, you may also be subject to a United States branch profits tax on such effectively connected income at a 30% rate or such lower rate as may be specified by an applicable income tax treaty, subject to certain adjustments.

GAIN ON DISPOSITION OF THE DEBENTURES AND COMMON STOCK

     You generally will not be subject to U.S. federal income tax on gain realized on the sale, exchange or redemption of a debenture, including the exchange of a debenture for common stock, or on the sale or exchange of common stock unless:

     - you are an individual present in the U.S. for 183 days or more in the year of such sale, exchange or redemption and either (A) you have a "tax home" in the U.S. and certain other requirements are met, or (B) the gain from the disposition is attributable to an office or other fixed place of business in the U.S.;

     - the gain is effectively connected with your conduct of a U.S. trade or business; or

     - you are subject to provisions of the Code applicable to U.S. expatriots.

     However, in some instances you may be required to establish an exemption from United States federal income and withholding tax. See "-- Withholding Tax on Payments of Principal and Original Issue Discount on Debentures."

UNITED STATES REAL PROPERTY HOLDING CORPORATIONS

     The discussion of the U.S. taxation of Non-U.S. holders of debentures and common stock assumes that we are at no time a U.S. real property holding corporation within the meaning of Section 897(c) of the Code. Under present law, we would not be a U.S. real property holding corporation so long as (a) the fair market value of our U.S. real property interests is less than (b) 50% of the sum of the fair market value of our U.S. real property interests, our interests in real property located outside the U.S., and our other assets which are used or held for use in a trade or business. We believe that we are not a U.S. real property holding corporation and do not expect to become such a corporation. If we become a U.S. real property holding corporation, gain by a Non-U.S. holder on a disposition of a debenture or common stock would be subject to U.S. federal income tax unless (i) the common stock is "regularly traded on an established securities market" within the meaning of the Code and (ii) either (A) the Non-U.S. holder disposing of common stock did not own, actually or constructively, at any time during the five-year period preceding the disposition, more than 5% of the common stock, or (B) in the case of a disposition of debentures, the Non-U.S. holder did not own, actually or constructively, debentures which, as of any date on which such holder acquired debentures, had a fair market value greater than that of 5% of the value of the common stock.

UNITED STATES FEDERAL ESTATE TAX

     A debenture held by an individual who is not a citizen or resident of the U.S. at the time of death will not be includable in the decedent's gross estate for U.S. estate tax purposes, provided that such holder or beneficial owner did not at the time of death actually or constructively own 10% or more of the combined voting power of all of our classes of stock entitled to vote, and provided that, at the time of death, payments with respect to such debenture would not have been effectively connected with the conduct by such holder of a trade or business within the U.S.

     Common stock actually or beneficially held by an individual who is Non-U.S. holder at the time of his or her death (or previously transferred subject to certain retained rights or powers) will be subject to U.S. federal estate tax unless otherwise provided by an applicable estate tax treaty.

OUR DEDUCTIONS FOR INTEREST ON THE DEBENTURES

     Under Section 163(l) of the Code, no deduction is permitted for interest paid or accrued or any indebtedness of a corporation that is "payable in equity" of the issuer or a related party. Debt is treated as debt payable in equity of the issuer if the debt is part of an arrangement designed to result in payment of the instrument with or by reference to the equity. Such arrangements could include debt instruments that are convertible at the holder's option if it is substantially certain that the option will be exercised. The legislative history indicates that it is not expected the provision will affect debt with a conversion feature where the conversion price is significantly higher than the market price of the stock on the date of the debt issuance. Accordingly, we do not believe that our interest deduction with respect to interest on the debentures will be adversely affected by these rules.

BACKUP WITHHOLDING AND INFORMATION REPORTING

UNITED STATES HOLDERS

     Payments of interest or dividends made by us on, or the proceeds of the sale or other disposition of, the debentures or common stock may be subject to information reporting and U.S. federal backup withholding tax at the rate of 31% if the recipient of such payment fails to supply an accurate taxpayer identification number or otherwise fails to comply with applicable United States information reporting or certification requirements. Any amount withheld from a payment to a U.S. holder under the backup withholding rules is allowable as a credit against the holder's federal income tax, provided that the required information is furnished to the IRS.

NON-UNITED STATES HOLDERS

     Non-U.S. holders of debentures should consult their tax advisors regarding the application of information reporting and backup withholding in their particular situations, the availability of exemptions and the procedure for obtaining such exemptions, if available. Any amount withheld from a payment to a Non-U.S. holder under the backup withholding rules is allowable as a credit against the holder's federal income tax, provided that the required information is furnished to the IRS.

                                  UNDERWRITING

     We and the underwriters for the offering named below have entered into an underwriting agreement and a pricing agreement with respect to the debentures being offered. Subject to certain conditions, each underwriter has severally agreed to purchase the aggregate principal amount of debentures indicated in the following table.

                                                              Aggregate Initial
                                                               Price to Public
Underwriters                                                    of Debentures
------------                                                  -----------------
Goldman, Sachs & Co. .......................................    $320,000,295
UBS Warburg LLC.............................................      39,999,975
SG Cowen Securities Corporation.............................      19,999,987
Thomas Weisel Partners LLC..................................      19,999,987
                                                                ------------
          Total.............................................    $400,000,244
                                                                ============

     If the underwriters sell more debentures than the total amount set forth in the table above, the underwriters have an option to buy additional debentures from us at an aggregate issue price to the public of up to $59,999,962, less the underwriting discount, to cover such sales. The underwriters may exercise this option for 30 days. If any debentures are purchased pursuant to this option, the underwriters will severally purchase debentures in approximately the same proportion as set forth in the table above.

     Debentures sold by the underwriters to the public will initially be offered at the price to public set forth on the cover of this prospectus supplement. Any debentures sold by the underwriters to securities dealers may be sold at a discount from the initial price to public of up to $7.49 per debenture. Any such securities dealers may resell any debentures purchased from the underwriters to certain other brokers or dealers at a discount from the initial price to public of up to $0.10 per debenture. If all the debentures are not sold at the initial price to public, the underwriters may change the offering price and the other selling terms.

     We and our directors and executive officers have agreed with the underwriters not to dispose of or hedge any shares of common stock or any securities that are convertible into or exchangeable for shares of common stock during the period from the date the underwriting agreement was signed and continuing through the date 90 days after the date of this prospectus supplement, except with the prior written consent of Goldman, Sachs & Co. Goldman, Sachs & Co. has agreed to permit us to issue, sell, offer or agree to sell shares of our common stock or any securities that are convertible into or exchangeable for shares of common stock within 90 days after the date of this prospectus supplement in connection with mergers, acquisitions or other business combinations and pursuant to our existing equity incentive plans.

     The debentures are a new issue of securities with no established trading market. We have been advised by the underwriters that they intend to make a market in the debentures but are not obligated to do so and may discontinue market making at any time without notice. No assurance can be given as to the liquidity of the trading market for the debentures.

     In connection with the offering, the underwriters may purchase and sell debentures in the open market. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Short sales involve the sale by the underwriters of a greater number of debentures than they are required to purchase in the offering. "Covered" short sales are sales made in an amount not greater than the underwriters' option to purchase additional debentures from us in the offering. The underwriters may close out any covered short position by either exercising their option to purchase additional debentures or purchasing debentures in the open market. In determining the source of debentures to close out the covered short position, the underwriters will consider, among other things, the price of debentures available for purchase in the open market as compared to the price at which they may purchase debentures through the overallotment option. "Naked" short sales are any sales in excess of such option. The underwriters must close out any naked short position by purchasing debentures in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the debentures in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of various bids for or purchases of common stock made by the underwriters in the open market prior to the completion of the offering.

     Thomas Weisel Partners LLC, one of the underwriters, was organized and registered as a broker-dealer in December 1998. Since December 1998, Thomas Weisel Partners has been named as a lead or co-manager on 174 filed public offerings of equity securities, of which 133 have been completed, and has acted as a syndicate member in an additional 102 public offerings of equity securities. Thomas Weisel Partners does not have any material relationship with us or any of our officers, directors or other controlling persons, except with respect to its contractual relationship with us pursuant to the underwriting agreement entered into in connection with this offering.

     The underwriters may also impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased debentures sold by or for the account of such underwriter in stabilizing or short covering transactions.

     Purchases to cover a short position and stabilizing transactions may have the effect of preventing or retarding a decline in the market price of our common stock and the debentures, and together with the potential imposition of the penalty bid, may stabilize, maintain or otherwise affect the market price of the common stock. As a result, the price of the debentures may be higher than the price that otherwise might exist in the open market. If these activities are commenced, they may be discontinued at any time. These transactions may be effected in the over-the-counter market or otherwise.

     We estimate that our share of the total expenses of the offering, excluding the underwriting discount, will be approximately $1.0 million.

     We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act of 1933.

     In the ordinary course of business, the underwriters and their affiliates have engaged, and may in the future engage, in commercial banking and/or investment banking transactions with us or our affiliates.

                                 LEGAL MATTERS

     The validity of the debentures offered by this prospectus supplement will be passed upon for us by Hale and Dorr LLP, Boston, Massachusetts, and for the underwriters by Ropes & Gray, Boston, Massachusetts.

                      (THIS PAGE INTENTIONALLY LEFT BLANK)

                                  $500,000,000

                               PERKINELMER, INC.

                                  Common Stock
                                Preferred Stock
                               Depositary Shares
                                Debt Securities
                                    Warrants
                            Stock Purchase Contracts
                              Stock Purchase Units

                            ------------------------

     PerkinElmer, Inc. may from time to time issue up to $500,000,000 aggregate principal amount of common stock, preferred stock, depositary shares, debt securities, warrants, stock purchase contracts and/or stock purchase units. The accompanying prospectus supplement will specify the terms of the securities.

                            ------------------------

     PerkinElmer may sell these securities to or through underwriters, and also to other purchasers or through agents. The names of the underwriters or agents will be set forth in the accompanying prospectus supplement.

                            ------------------------

     NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY OTHER REGULATORY BODY HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                            ------------------------

     This prospectus may not be used to consummate sales of securities unless it is accompanied by a prospectus supplement.

                              GOLDMAN, SACHS & CO.
                            ------------------------
                         Prospectus dated May 27, 1999.

                               TABLE OF CONTENTS

About this Prospectus.......................................   3
Where You Can Find More Information.........................   3
Certain Forward-Looking Statements..........................   4
Ratios of Earnings to Fixed Charges.........................   4
Use of Proceeds.............................................   5
The Securities We May Offer.................................   5
Description of Capital Stock................................   6
Description of Depositary Shares............................  15
Description of Debt Securities..............................  18
Description of Warrants.....................................  29
Description of Stock Purchase Contracts and Stock Purchase
  Units.....................................................  33
Book-Entry Securities.......................................  33
Plan of Distribution........................................  35
Validity of Securities......................................  36
Experts.....................................................  36

                             ABOUT THIS PROSPECTUS

     This prospectus is part of a registration statement that we filed with the SEC utilizing a "shelf" registration process. Under this shelf process, we may sell any combination of the securities described in this prospectus in one or more offerings up to a total dollar amount of $500,000,000. This prospectus provides you with a general description of the securities we may offer. Each time we sell securities, we will provide a prospectus supplement that will contain specific information about the terms of that offering. The prospectus supplement may also add, update or change information contained in this prospectus. This prospectus, together with applicable prospectus supplements, includes all material information relating to this offering.

                      WHERE YOU CAN FIND MORE INFORMATION

     We file annual, quarterly and special reports, proxy statements and other information with the SEC. Our SEC filings are available to the public over the Internet at the SEC's website at http://www.sec.gov. You may also read and copy any document we file at the SEC's public reference rooms located at:

     - 450 Fifth Street, N.W.
       Washington, D.C. 20549;

     - 7 World Trade Center
       New York, New York 10048; and

     - Citicorp Center
       500 West Madison Street
       Chicago, Illinois 60661.

Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms and their copy charges.

     Our common stock is listed and traded on the New York Stock Exchange. We will refer to the New York Stock Exchange as the "NYSE" in this prospectus. You may also inspect the information we file with the SEC at the NYSE, 20 Broad Street, New York, New York 10005.

     The SEC allows us to "incorporate by reference" the information we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is an important part of this prospectus, and information that we file later with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below and any future filings made with the SEC under Sections 13(a), 13(c), 14 and 15(d) of the Securities Exchange Act of 1934 until we sell all of the securities.

     - Our Annual Report on Form 10-K for the fiscal year ended January 3, 1999 filed with the SEC on March 30, 1999;

     - Our Quarterly Report on Form 10-Q for the period ended April 4, 1999 (as amended by Forms 10-Q/A filed May 24, 1999 and May 26, 1999);

     - Our Current Reports on Form 8-K filed with the SEC on December 30, 1998 (as amended by Forms 8-K/A filed February 26, 1999, March 10, 1999 and March 30, 1999); January 25, 1999; March 5, 1999; March 15, 1999; May 6,
       1999; and May 7, 1999;

     - The description of our common stock, which is contained in our Registration Statement on Form 8-A (File No. 1-05075) filed with the SEC on May 3, 1965, as this description may be amended from time to time; and

     - The description of our preferred stock purchase rights, which is contained in our Registration Statement on Form 8-A (File No. 1-05075) filed with the SEC on February 9, 1995, as amended by Amendment No. 1 to Form 8-A (File No. 1-05075) filed with the SEC on February 9, 1995, as this description may be further amended from time to time.

     Each of these documents is available from the SEC's website and public reference rooms described above. You may also request a copy of these filings, excluding exhibits, at no cost by writing or telephoning us at the following address:

     Vice President of Investor Relations
     PerkinElmer, Inc.
     45 William Street
     Wellesley, Massachusetts 02481
     (781) 237-5100

     You should rely only on the information incorporated by reference or provided in this prospectus or any prospectus supplement. We have not authorized anyone else to provide you with different information.

     We are not making an offer of the securities covered by this prospectus in any state where the offer is not permitted. You should not assume that the information in this prospectus or any prospectus supplement is accurate as of any date other than the date on the front of those documents.

                       CERTAIN FORWARD-LOOKING STATEMENTS

     Certain statements in this prospectus and in the documents incorporated by reference in this prospectus constitute "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Exchange Act. For this purpose, any statements contained in this prospectus or incorporated by reference in this prospectus that are not statements of historical fact may be deemed to be forward-looking statements. Words such as "believes," "anticipates," "plans," "expects" and similar expressions are intended to identify forward-looking statements. There are a number of important factors that could cause our results to differ materially from those indicated by the forward-looking statements included or incorporated by reference in this prospectus, including among others, the factors included in the filings and documents incorporated by reference in this prospectus.

                      RATIOS OF EARNINGS TO FIXED CHARGES

     The ratios of earnings to fixed charges are computed by dividing income from continuing operations before income taxes and fixed charges, as adjusted for certain equity method investments, by fixed charges. Fixed charges consist of interest on all indebtedness, including capital lease obligations, amortization of debt expenses and a percentage of rental expense of operating leases that represents interest. Our consolidated ratios of earnings to fixed charges for each of the periods indicated are as follows:

                                                 FISCAL YEARS ENDED                             THREE MONTHS ENDED
                        ---------------------------------------------------------------------   -------------------
                        JANUARY 1,   DECEMBER 31,   DECEMBER 29,   DECEMBER 28,   JANUARY 3,         APRIL 4,
                           1995          1995           1996           1997          1999              1999
                        ----------   ------------   ------------   ------------   -----------   -------------------
Ratio of earnings to
  fixed charges.......     --(1)         6.80x          5.14x         4.05x          9.68x             4.15x

---------------

(1) The deficiency of earnings to cover fixed charges for the fiscal year ended January 1, 1995 was $17.4 million.

                                USE OF PROCEEDS

     Unless otherwise indicated in an accompanying prospectus supplement, we expect to use the net proceeds from the sale of the securities for general corporate purposes, which may include, among other things:

     - the repayment of outstanding indebtedness;

     - working capital;

     - capital expenditures;

     - the repurchase of shares of common stock; and

     - acquisitions.

The precise amount and timing of the application of such proceeds will depend upon our funding requirements and the availability and cost of other funds.

                          THE SECURITIES WE MAY OFFER

     The descriptions of the securities contained in this prospectus, together with the applicable prospectus supplements, summarize all the material terms and provisions of the various types of securities that we may offer. The particular terms of the securities offered by any prospectus supplement will be described in the prospectus supplement relating to the securities. If indicated in the applicable prospectus supplement, the terms of the securities may differ from the terms summarized below. The prospectus supplement will also contain information, where applicable, about material United States federal income tax considerations relating to the securities, and the securities exchange, if any, on which the securities will be listed.

     We may sell from time to time, in one or more offerings:

     - common stock;

     - preferred stock;

     - depositary shares;

     - debt securities;

     - warrants to purchase any of the securities listed above;

     - stock purchase contracts to purchase common stock, preferred stock or depositary shares; and/or

     - stock purchase units consisting of a stock purchase contract and either debt securities or debt obligations of certain third parties.

     In this prospectus, we will refer to the common stock, preferred stock, depositary shares, debt securities, warrants, stock purchase contracts and stock purchase units collectively as "securities." The total dollar amount of all securities that we may issue will not exceed $500,000,000.

     If we issue debt securities at a discount from their original stated principal amount, then, for purposes of calculating the total dollar amount of all securities issued under this prospectus, we will treat the initial offering price of the debt securities as the total original principal amount of the debt securities.

     This prospectus may not be used to consummate a sale of securities unless it is accompanied by a prospectus supplement.

                          DESCRIPTION OF CAPITAL STOCK

     The following description of our common stock and preferred stock, together with the additional information included in any applicable prospectus supplements, summarizes the material terms and provisions of these types of securities. For the complete terms of our common stock and preferred stock, please refer to our charter, bylaws and stockholder rights plan that are incorporated by reference into the registration statement which includes this prospectus. The terms of these securities may also be affected by the Massachusetts General Laws. While the terms summarized below will apply generally to any future common stock or preferred stock that we may offer, the particular terms of any series of these securities will be described in more detail in the applicable prospectus supplement and may vary from the terms summarized below.

     Under our charter our authorized capital stock consists of 100,000,000 shares of common stock, $1.00 par value per share, and 1,000,000 shares of preferred stock, $1.00 par value per share. We will describe the specific terms of any common stock or preferred stock we may offer in a prospectus supplement. If indicated in a prospectus supplement, the terms of any common stock or preferred stock offered under that prospectus supplement may differ from the terms described below.

COMMON STOCK

     As of May 2, 1999, we had 45,216,000 shares of common stock issued and outstanding. Each outstanding share of common stock currently has attached to it one preferred share purchase right issued under our stockholder rights plan, which is summarized below. All outstanding shares of common stock are duly authorized, validly issued, fully paid and nonassessable.

  VOTING

     For all matters submitted to a vote of stockholders, each holder of common stock is entitled to one vote for each share registered in his or her name on our books. Our common stock does not have cumulative voting rights. As a result, subject to the voting rights of any outstanding preferred stock, of which there currently is none, persons who hold more than 50% of the outstanding common stock entitled to elect members of the board of directors can elect all of the directors who are up for election in a particular year.

  DIVIDENDS

     If our board of directors declares a dividend, holders of common stock will receive payments from our funds that are legally available to pay dividends. However, this dividend right is subject to any preferential dividend rights we may grant to the persons who hold preferred stock, if any is outstanding.

  LIQUIDATION

     If we are dissolved, the holders of common stock will be entitled to share ratably in all the assets that remain after we pay our liabilities and any amounts we may owe to the persons who hold preferred stock, if any is outstanding.

  OTHER RIGHTS AND RESTRICTIONS

     Holders of common stock do not have preemptive rights, and they have no right to convert their common stock into any other securities. Our common stock is not subject to redemption by us. Our charter and bylaws do not restrict the ability of a holder of common stock to transfer his or her shares of common stock.

     When we issue shares of common stock, the shares will be fully paid and non-assessable. Massachusetts law provides that, if we make a distribution to our stockholders other than a distribution of our capital stock, when we are insolvent, or that renders us insolvent, then our stockholders would be required to pay back to us the amount of the distribution we made to them, or the portion of the distribution that causes us to become insolvent.

  LISTING

     Our common stock is listed on the NYSE.

  TRANSFER AGENT AND REGISTRAR

     The transfer agent and registrar for our common stock is Boston EquiServe, L.P.

PREFERRED STOCK

     As of May 2, 1999, we had no shares of preferred stock outstanding. Our charter authorizes our board of directors to issue preferred stock in one or more series and to determine the voting rights and dividend rights, dividend rates, liquidation preferences, conversion rights, redemption rights, including sinking fund provisions and redemption prices, and other terms and rights of each series of preferred stock. The general terms of our undesignated preferred stock are described below under the caption "-- Undesignated Preferred Stock."

     As of the date of this prospectus, our board of directors had designated 70,000 shares of preferred stock as "Series C Junior Participating Preferred Stock" in connection with our stockholder rights plan. The rights, preferences and privileges of the Series C Preferred Stock are described below.

  SERIES C PREFERRED STOCK

     Our Board has reserved the Series C Preferred Stock for issuance in connection with our stockholder rights plan, which is described below. As of March 5, 1999, there were no shares of Series C Preferred Stock outstanding. The following description is a summary of all the material terms of our Series C Preferred Stock. It does not restate these terms in their entirety. We urge you to read our charter because it, and not this description, defines the rights of holders of Series C Preferred Stock. We have filed a copy of our charter as an exhibit to the registration statement which includes this prospectus. This summary of our Series C Preferred Stock is not complete and is qualified by reference to our charter.

     VOTING. Each share of Series C Preferred Stock is entitled to 1,000 votes, subject to adjustment. Except as provided below, each share of Series C Preferred Stock votes together with the holders of common stock and all of our other capital stock on all matters voted on by stockholders.

     In the event that we fail to pay six quarterly dividends on the Series C Preferred Stock, the holders of the Series C Preferred Stock, voting as a single class, will have the right to elect two members of our board of directors. Any director elected by the holders of Series C Preferred Stock may be removed with or without cause by such holders. The terms of all directors elected under this provision will terminate when the dividend arrearage is fully paid and, in addition, we have paid at least one regular dividend after the curing of the arrearage.

     Without the vote of at least two-thirds of the outstanding shares of Series C Preferred Stock, we may not alter or repeal any provisions in our charter so as to adversely affect the rights of the Series C Preferred Stock.

     DIVIDENDS. With respect to the payment of dividends and the distribution of assets, the Series C Preferred Stock ranks junior to all series of all other series of preferred stock, unless the terms of a particular series provide otherwise. The holders of shares of Series C Preferred Stock are entitled to cash dividends equal to the greater of (a) $1.00 or (b) 1,000 times the per share amount of all cash dividends and 1,000 times the per share amount of all non-cash dividends, other than dividends payable in common stock or by a subdivision of the outstanding common stock, which have been declared on the common stock since the preceding quarterly dividend payment date. Dividends on the Series C Preferred Stock are payable quarterly on the first day of March, June, September and December each year.

     Our board of directors must declare a dividend on the Series C Preferred Stock after it declares any dividend on the common stock, other than dividends payable in common stock. However, if our board of directors does not declare a dividend on the common stock during the period between quarterly dividend payment dates, a dividend of $1.00 per share of Series C Preferred

Stock will still be payable on the following quarterly dividend payment date. Dividends begin to accrue and accumulate on outstanding shares of Series C Preferred Stock from the quarterly dividend payment date preceding the date of issuance of such shares.

     LIQUIDATION. If we liquidate, dissolve or wind up, then:

     - we must pay the holders of outstanding shares of Series C Preferred Stock, before we make any payment to the holders of shares of stock ranking junior to the Series C Preferred Stock, an amount equal to $1,000 per share, plus all unpaid accrued dividends or, if greater, an amount equal to 1,000 times the amount to be paid to holders of common stock; and

     - we may not make any distribution to the holders of shares of stock ranking on a parity with the Series C Preferred Stock, except for distributions made ratably to the holders of Series C Preferred Stock and other preferred stocks.

     For purposes of this liquidation preference, neither the consolidation, merger or other business combination of us with another entity nor the sale of all or any of our property, assets or business will be treated as a liquidation, dissolution or winding up of us.

     MERGER, CONSOLIDATION, ETC. If we are a party to any merger, consolidation or similar transaction in which shares of common stock are exchanged or changed into stock or securities of another entity, cash or property of another entity, then the Series C Preferred Stock will be exchanged or changed into an amount per share equal to 1,000 times the amount of consideration into which or for which each share of common stock is changed or exchanged in such merger, consolidation or similar transaction.

     ADJUSTMENTS FOR STOCK SPLITS AND OTHER EVENTS. In the event that we declare a dividend on our common stock that is payable in common stock or we effect a subdivision, combination or consolidation of the outstanding shares of our common stock into a greater or lesser number of shares, then the dividend, liquidation and merger or consolidation amounts payable to holders of Series C Preferred Stock will be increased or reduced in proportion to the resulting increase or decrease in the total number of shares of common stock outstanding.

     CERTAIN RESTRICTIONS. If any quarterly dividends payable on the Series C Preferred Stock are in arrears, then, until all of these unpaid dividends have been paid in full, we may not:

     - declare or pay dividends on any shares of stock ranking junior to the Series C Preferred Stock;

     - declare or pay any dividends on any shares of stock ranking on a parity with the Series C Preferred Stock, except ratably among all of these parity stocks;

     - redeem any stock ranking junior to the Series C Preferred Stock, unless we redeem the junior stock by issuing additional shares of stock ranking junior to the Series C Preferred Stock; or

     - redeem any shares of Series C Preferred Stock or shares of stock ranking on a parity with the shares of Series C Preferred Stock, except in accordance with a purchase offer to all holders of these series or classes upon terms that the board of directors deems fair and equitable.

     We may not permit any of our subsidiaries to purchase any of our shares of stock, unless we are able at such time to purchase shares in accordance with the terms described in the preceding paragraph.

     REDEMPTION. We may not redeem the Series C Preferred Stock.

     FRACTIONAL SHARES. We may issue the Series C Preferred Stock in fractions of a single share, but each fraction must be a multiple of one one-thousandth of a share. Each fractional share of Series C Preferred Stock will have proportionate voting, dividend, liquidation and other rights as discussed above.

  UNDESIGNATED PREFERRED STOCK

     This summary of the undesignated preferred stock relates to terms and conditions that we expect will apply to all series of the preferred stock offered under this prospectus. The applicable prospectus supplement will describe the particular terms of any series of preferred stock offered. If indicated in the prospectus supplement, the terms of any series may differ from the terms described below.

     The following description, together with the applicable prospectus supplements, summarizes all the material terms and provisions of any preferred stock being offered by this prospectus. It does not restate the terms and provisions in their entirety. We urge you to read our charter and the applicable certificate of designation because they, and not this description, define the rights of any holders of preferred stock. We have filed our charter as an exhibit to the registration statement which includes this prospectus. We will incorporate by reference as an exhibit to the registration statement the form of any certificate of designations before the issuance of any series of preferred stock.

     GENERAL. The applicable prospectus Supplement will describe the following terms of each series of preferred stock:

     - the designation of the series and the number of shares offered;

     - the amount of the liquidation preference per share;

     - the initial public offering price of the shares to be sold;

     - the dividend rate applicable to the series, the dates on which dividends will be payable and the dates from which dividends will begin to accumulate, if any;

     - any redemption or sinking fund provisions;

     - any conversion or exchange rates;

     - any antidilution provisions;

     - any additional voting and other rights, preferences, privileges and restrictions;

     - any listing of the series on an exchange;

     - the relative ranking of the series as to dividend rights and rights upon our liquidation, dissolution or winding up; and

     - any other terms of the series.

     Upon receipt of the purchase price, the shares of preferred stock that we issue will be fully paid and nonassessable. The liquidation price or preference of any series of preferred stock is not indicative of the price at which the shares will actually trade after the date of issuance.

     Although our board of directors has no intention at the present time of doing so, it could issue a series of preferred stock that could impede the completion of a merger, tender offer or other takeover attempt. Our board of directors will issue preferred stock under these circumstances only if it determines that the issuance is in our best interests and in the best interest of our stockholders. In addition, the terms of a series of preferred stock might discourage a potential acquiror from attempting to acquire us in a manner that changes the composition of our board of directors, even when a majority of our stockholders believe that an acquisition under these circumstances would be in their best interests or when stockholders would receive a premium for their stock over the then current market price.

     The NYSE currently requires us to obtain the approval of our stockholders before listing securities for trading on the NYSE under some circumstances, including:

     - some issuances to our directors, officers, substantial security holders and other closely-related parties;

     - issuances relating to a private sale of our common stock at a price below the book or fair market value of our common stock that increase the total number of shares of our common stock outstanding by 20% or more; and

     - issuances that will result in a change of control of us.

     VOTING. Except as described below, no series of preferred stock will have voting rights. Under Massachusetts law, however, a holder of our capital stock is generally entitled to vote whenever an amendment of our charter would adversely affect the rights of the class of securities held by the holder. If we wish to amend our charter and the amendment would adversely affect the rights of a particular class or series of our capital stock, we would be required to obtain the affirmative vote of at least two-thirds of the shares of that class or series. Under these circumstances, all series of a class of capital stock that are adversely affected in the same manner vote together as one class, and any other series that is adversely affected in a different manner votes as a separate class.

     Without the vote of the holders of two-thirds of the then outstanding shares of a series of preferred stock voting as a single class together with the holders of shares of all other series of preferred stock entitled to vote on the following matters, we may not:

     - authorize or issue any shares of a class or series of stock ranking senior to the series of preferred stock; or

     - approve any amendment to our charter or applicable certificate of designations, which would materially and adversely affect the series of preferred stock.

     An amendment which (a) increases the number of authorized shares or authorizes the creation or issuance of any stock ranking junior to or on a parity with such series of preferred stock, or (b) reflects a change in control of us in which we are not the surviving entity, will not be deemed to materially and adversely affect such series of preferred stock.

     In addition, if six quarterly dividend payments on a series of preferred stock have accrued but remain unpaid, then the holders of this series of preferred stock:

     - will have one vote per share; and

     - will have the right, voting together as a single class with the holders of shares of all other series of preferred stock entitled to vote for the election of directors, other than the Series C Preferred Stock, to elect two members to our board of directors.

This voting right will continue until dividends on this series of preferred stock have been paid in full for four consecutive dividend periods. Directors elected in this fashion will hold office for a term expiring on the earlier of the payment by us of dividends on this series of preferred stock for four consecutive dividend periods or the next annual meeting of stockholders.

     As described below under the caption "Description of Depositary Shares," if we elect to issue depositary shares, each depositary share will, in effect, be entitled to a fraction of a vote per depositary share.

     RANK. Each series of preferred stock will, with respect to dividend and liquidation rights, rank senior to common stock and the Series C Preferred Stock. All shares of each series of preferred stock will be of equal rank with each other. Each series of preferred stock may vary as to rank and priority with other series of preferred stock.

     DIVIDENDS. Holders of each series of preferred stock will be entitled to receive, if declared by our board of directors, cash dividends, payable on the dates and at the rates as described in the applicable prospectus supplement. Dividends will be cumulative and will accrue from the date stated in the applicable prospectus supplement.

     No dividends may be declared or paid on a series of preferred stock ranking on a parity with or junior to the series of preferred stock offered by the applicable prospectus supplement for any period unless dividends have been or are at the same time declared and paid on the offered series of preferred stock. Any dividend paid on a series of preferred stock and any other parity preferred stock in an amount that is less than the full amount of the dividend entitled to be received by this series of preferred stock and other parity preferred stock will be paid ratably among all holders of this series of preferred stock and parity preferred stock. We will not pay any interest on any dividends that are in arrears.

     If we have not paid dividends in full on the series of preferred stock offered by the applicable prospectus supplement, then we may not:

     - declare or pay cash dividends on any junior stock, including common stock and Series C Preferred Stock;

     - repurchase or redeem any shares of junior stock or pay any monies into a sinking fund for the redemption of any of these shares, unless we convert or exchange the repurchased or redeemed stock for junior stock; or

     - repurchase or redeem any series of preferred stock ranking on a parity with the offered series of preferred stock or pay any monies into a sinking fund for the redemption of any of these shares, unless we (a) repurchase or redeem on a pro rata basis all or a part of the outstanding parity preferred stock or (b) convert or exchange the redeemed or repurchased stock for junior stock.

     Any dividend payment made on a series of preferred stock will first be credited against the earliest accrued but unpaid dividends due on the series.

     LIQUIDATION. Unless otherwise specified in the applicable prospectus supplement, if we liquidate, dissolve or wind up, then the holders of a series of preferred stock will be entitled to receive, subject to the rights of creditors, but before any payment to the holders of common stock or any other junior stock, an amount equal to the liquidation preference per share described in the applicable prospectus supplement. In addition to this liquidation preference, holders of preferred stock will also be entitled to receive accrued and unpaid dividends on their shares of preferred stock, if such dividends are cumulative.

     If the amounts available for distribution upon our liquidation, dissolution or winding up are not sufficient to satisfy the full liquidation rights of all outstanding series of preferred stock and all stock ranking on a parity with this preferred stock, then the holders of each series of stock will share ratably in the distribution, which, in the case of preferred stock, may include a cumulative dividend.

     After payment of the full amount of the liquidation preference, the holders of a series of preferred stock will not be entitled to any further participation in the distribution of our assets.

     CONVERSION OR EXCHANGE. The terms, if any, on which preferred stock of any series may be converted or exchanged for another class or series of securities will be described in the applicable prospectus supplement.

     REDEMPTION. The applicable prospectus supplement will describe the terms, if any, on which we may redeem any series of preferred stock. We will cancel all redeemed or repurchased shares of a series of preferred stock and restore these shares to the status of authorized but unissued shares of preferred stock.

     OTHER RIGHTS. The applicable prospectus supplement will describe any other preferences, voting powers or relative participating, optional or other special rights of a series of preferred stock. The holders of preferred stock will not have any preemptive rights to subscribe for any of our securities.

     TITLE. We, the transfer agent and registrar for a series of preferred stock and any agent of ours or such transfer agent and registrar may treat the registered owner of preferred stock of the series as the absolute owner of the preferred stock for all purposes.

     TRANSFER AGENT AND REGISTRAR. The applicable prospectus supplement will name the transfer agent and registrar for each series of preferred stock.

STOCKHOLDER RIGHTS PLAN

     On January 25, 1995, our board of directors adopted a stockholder rights plan. Under our stockholder rights plan, each of our common stockholders received a dividend of one "preferred stock purchase right" for each outstanding share of common stock that the stockholder owned. We refer to these preferred stock purchase rights as the "Rights." The Rights trade automatically with our shares of common stock and become exercisable only under certain circumstances described below.

     The purpose of the Rights is to encourage potential acquirors to negotiate with our board of directors before attempting a takeover bid and to provide our board of directors with leverage in negotiating on behalf of our stockholders the terms of any proposed takeover. The Rights may have certain antitakeover effects. They should not, however, interfere with any merger or other business combination approved by our board of directors.

     The following description is a summary of all the material terms of our stockholder rights plan. It does not restate these terms in their entirety. We urge you to read our stockholder rights plan because it, and not this description, defines the terms and provisions of our plan. We have filed a copy of our rights agreement as an exhibit to our Registration Statement on Form 8-A, as amended, which was filed with the SEC on February 9, 1995 and which is incorporated by reference into the registration statement which includes this prospectus. You may obtain a copy at no charge by writing to us at the address listed under the caption "Where You Can Find More Information."

  EXERCISE OF RIGHTS

     Until a Right is exercised, the holder of a Right will not have any rights as a stockholder. When the Rights become exercisable, holders of the Rights will be able to purchase from us a unit equal to 1/1000th of a share of our Series C Preferred Stock, at a purchase price of $60 per unit.

     In general, the rights will become exercisable upon the earlier of:

     - ten days following a public announcement by us that a person or group has acquired beneficial ownership of 20% or more of the outstanding shares of common stock; or

     - ten business days after the beginning of a tender offer or exchange offer that would result in a person or group beneficially owning 30% or more of the common stock.

  FLIP IN EVENT

     If a person or group becomes the beneficial owner of 20% or more of our common stock, then each Right will then entitle its holder to receive, upon exercise, a number of shares of our common stock which is equal to (a) the exercise price of the right divided by (b) one-half of the market price of our common stock on the date of the occurrence of this event. We refer to this occurrence as a "flip in event." A flip in event does not occur if there is an offer for all of our outstanding shares of common stock that our board of directors determines is fair to our stockholders and in our best interests.

  FLIP OVER EVENT

     If at any time after a person or group becomes the beneficial owner of 20% or more of our common stock, (a) we are acquired in a merger or other transaction in which we do not survive or in which our common stock is changed or exchanged or (b) 50% or more of our assets or earning power is sold or transferred, then each holder of a Right will be entitled to receive, upon exercise, a number of shares of common stock of the acquiring company in the transaction equal to (1) the exercise price of the Right divided by (2) one-half of the market price of the acquiring company's common stock on the date of the occurrence of this event. This exercise right will not occur if the merger or other transaction follows an offer for all of our outstanding shares of common stock that our board of directors determines is fair to our stockholders and in our best interests.

  EXCHANGE OF RIGHTS

     At any time after a flip in event, our board of directors may exchange the Rights by providing to the holder one share of our common stock or one one-thousandth of a share of our Series C Preferred Stock for each of the holder's Rights.

  REDEMPTION OF RIGHTS

     At any time until ten days after the date on which a person or group acquires beneficial ownership of 20% or more of the outstanding shares of our common stock, we may redeem the Rights at a price of $.01 per Right. The Rights will expire on the close of business on February 8, 2005, subject to earlier expiration or termination as described in our stockholder rights plan.

CERTAIN PROVISIONS OF OUR BYLAWS AND MASSACHUSETTS LAW

  OUR BYLAWS

     Our bylaws impose restrictions and limitations on the ability of stockholders to call special meetings of stockholders. For example, requests for stockholder meetings may be made only during limited periods of time and must be made by a group of stockholders holding at least 40%, or, if less, the maximum percentage permitted by law, of the outstanding capital stock entitled to vote at the meeting.

  BUSINESS COMBINATIONS WITH INTERESTED STOCKHOLDERS

     The Massachusetts General Laws contain antitakeover provisions regarding, among other things, business combinations with an affiliated stockholder. In general, the Massachusetts General Laws prevent a publicly held Massachusetts corporation from engaging in a "business combination" as defined in the Massachusetts General Laws with an "interested stockholder" for a period of three years after the date of the transaction in which the person became an interested stockholder, unless:

     - before the date on which the person became an interested stockholder, the board of directors of the corporation approved either the business combination or the transaction in which the person became an interested stockholder;

     - the interested stockholder acquires 90% of the outstanding voting stock of the corporation at the time it becomes an interested stockholder; or

     - the business combination is approved by the board of directors and the holders of two-thirds of the outstanding voting stock of the corporation voting at a meeting, excluding the voting stock owned by the interested stockholder.

An "interested stockholder" is generally a person owning more than 5% of the outstanding voting stock of the corporation. A business combination includes mergers, consolidations, stock and assets sales and other transactions with the interested stockholder which result in a financial benefit to the interested stockholder.

  CONTROL SHARE ACQUISITIONS

     We have elected to opt out of the control share acquisitions provision of the Massachusetts General Laws. We could, however, opt into these control share acquisitions provisions at any time by amending its bylaws.

     In general, the control share acquisitions provision of the Massachusetts General Laws provides that any person, including his or her affiliates, who acquires shares of a corporation that is subject to the control share acquisitions statute and whose shares represent one-fifth or more, one-third or more, or a majority or more of the voting power of the corporation in the election of directors cannot exercise any voting power with respect to those shares, or any shares acquired by the person within 90 days before or after an acquisition of this nature, unless these voting rights are authorized by the stockholders of the corporation.

     The authorization of voting rights requires the affirmative vote of the holders of a majority of the outstanding voting shares, excluding shares owned by:

     - the person making an acquisition of this nature;

     - any officer of the corporation; and

     - any employee who is also a director of the corporation.

     There are several other types of share acquisitions that are not subject to this provision of the Massachusetts General Laws, including acquisitions of shares
(a) under a tender offer, merger or consolidation which is made in connection with an agreement to which the corporation is a party and (b) directly from the corporation or a wholly owned subsidiary of the corporation.

                        DESCRIPTION OF DEPOSITARY SHARES

     The following description, together with the applicable prospectus supplements, summarizes all the material terms and provisions of the depositary shares that we may offer under this prospectus and the related deposit agreements and depositary receipts. Specific deposit agreements and depositary receipts will contain additional important terms and provisions and will be incorporated by reference into the registration statement which includes this prospectus before we issue any depositary shares.

     This summary of depositary agreements, depositary shares and depositary receipts relates to terms and conditions applicable to these types of securities generally. The particular terms of any series of depositary shares will be summarized in the applicable prospectus supplement. If indicated in the applicable prospectus supplement, the terms of any series may differ from the terms summarized below.

GENERAL

     We may elect to offer fractional shares of preferred stock rather than full shares of preferred stock. If so, we will issue "depositary receipts" for these "depositary shares." Each depositary share will represent a fraction of a share of a particular series of preferred stock. Each holder of a depositary share will be entitled, in proportion to the fraction of preferred stock represented by that depositary share, to the rights and preferences of the preferred stock, including dividend, voting, redemption, conversion and liquidation rights. We will enter into a deposit agreement with a depositary, which will be named in the related prospectus supplement.

     In order to issue depositary shares, we will issue preferred stock and immediately deposit these shares with the depositary. The depositary will then issue and deliver depositary receipts to the persons who purchase depositary shares. Each whole depositary share issued by the depositary may represent a fraction of a share of preferred stock held by the depositary. The depositary will issue depositary receipts in a form that reflects whole depositary shares, and each depositary receipt may evidence any number of whole depositary shares.

     Pending the preparation of definitive engraved depositary receipts, a depositary may, upon our written order, issue temporary depositary receipts, which will temporarily entitle the holders to all the rights pertaining to the definitive depositary receipts. We will bear the costs and expenses of promptly preparing definitive depositary receipts and of exchanging the temporary depositary receipts for such definitive depositary receipts.

DIVIDENDS AND OTHER DISTRIBUTIONS

     The depositary will distribute all cash and non-cash distributions it receives with respect to the underlying preferred stock to the record holders of depositary shares in proportion to the number of depositary shares they hold. In the case of non-cash distributions, the depositary may determine that the distribution cannot be made proportionately or that it may not be feasible to make the distribution. If so, the depositary will, with our approval, adopt a method it deems equitable and practicable to effect the distribution, including the sale, public or private, of the securities or other non-cash property it receives in the distribution at a place and on terms it deems proper. The amounts distributed by the depositary will be reduced by any amount required to be withheld by us or the depositary on account of taxes.

REDEMPTION OF DEPOSITARY SHARES

     If we redeem the series of preferred stock that underlies the depositary shares, the depositary will redeem the depositary shares from the proceeds it receives from the redemption of the preferred stock it holds. The depositary will redeem the number of depositary shares that represent the amount of underlying preferred stock that we have redeemed. The redemption price for depositary shares will be in proportion to the redemption price per share that we paid for the underlying preferred stock. If we redeem less than all of the depositary shares, the depositary will select which depositary shares to redeem by lot, or some substantially equivalent method.

     After a redemption date is fixed, the depositary shares to be redeemed no longer will be considered outstanding. The rights of the holders of the depositary shares will cease, except for the rights to receive money or other property upon redemption. In order to redeem their depositary shares, holders will surrender their depositary receipts to the depositary. If we deposit funds with the depositary to redeem depositary shares, and the holders fail to redeem their depositary receipts, the depositary will return the money to us within two years from the date on which we deposited the funds.

VOTING THE PREFERRED STOCK

     We will notify the depositary about any meeting at which the holders of preferred stock are entitled to vote, and the depositary will mail the information to the record holders of depositary shares related to that preferred stock. Each record holder of depositary shares on the record date will be entitled to instruct the depositary on how to vote the shares of preferred stock represented by that holder's depositary shares. The depositary will vote the preferred stock represented by the depositary shares in accordance with these instructions, provided the depositary receives these instructions sufficiently in advance of the meeting. If the depositary does not receive instructions from the holders of the depositary shares, the depositary will abstain from voting the preferred stock that underlies those depositary shares.

WITHDRAWAL OF PREFERRED STOCK

     When a holder surrenders depositary receipts at the corporate trust office of the depositary, and pays any necessary taxes, charges or other fees, the holder will be entitled to receive the number of whole shares of the related series of preferred stock, and any money or other property, if any, represented by the holder's depositary shares. Once a holder exchanges depositary shares for whole shares of preferred stock, that holder cannot "re-deposit" these shares of preferred stock with the depositary, or exchange them for depositary shares. If a holder delivers depositary receipts that represent a number of depositary shares that exceeds the number of whole shares of related preferred stock the holder seeks to withdraw, the depositary will issue a new depositary receipt to the holder that evidences the excess number of depositary shares.

AMENDMENT AND TERMINATION OF THE
DEPOSIT AGREEMENT

     We and the depositary can agree, at any time, to amend the form of depositary receipt and any provisions of the deposit agreement. However, if an amendment has a material adverse effect on the rights of the holders of related depositary shares, the holders of at least a majority of the depositary shares then outstanding must first approve the amendment. Every holder of a depositary receipt at the time an amendment becomes effective will be bound by the amended deposit agreement. However, subject to any conditions in the deposit agreement or applicable law, no amendment can impair the right of any holder of a depositary share to receive shares of the related preferred stock, or any money or other property represented by the depositary shares, when they surrender their depositary receipts.

     We can terminate the deposit agreement at any time, as long as we provide at least 60 days' prior written notice to the depositary. If we terminate the deposit agreement, then within 30 days from the date the depositary receives our notice, the depositary will deliver whole or fractional shares of the related preferred stock to the holders of depositary shares, when they surrender their depositary receipts. The deposit agreement will terminate automatically after all outstanding depositary shares have been redeemed, or, in connection with any liquidation, dissolution or winding up of us, after the final distribution of our assets has been made to the holders of the related series of preferred stock and, in turn, to the holders of depositary shares.

CHARGES OF DEPOSITARY

     We will pay all transfer and other taxes and the government charges that relate solely to the depositary arrangements. We will also pay the charges of each depositary, including charges in connection with the initial deposit of the related series of preferred stock, the initial issuance of the depositary shares, and all withdrawals of shares of the related series of preferred stock. However, holders of depositary shares will be required to pay transfer and other taxes and government charges, as provided in the deposit agreement.

RESIGNATION AND REMOVAL OF DEPOSITARY

     The depositary may resign at any time by delivering written notice of its decision to us. We may remove the depositary at any time. Any resignation or removal will take effect when we appoint a successor depositary. We must appoint the successor depositary within 60 days after delivery of the notice of resignation or removal. The successor depositary must be a bank or trust corporation that has its principal office in the United States and has a combined capital and surplus of at least $50,000,000.

MISCELLANEOUS

     We will be required to furnish certain information to the holders of the preferred stock underlying any depositary shares. The depositary, as the holder of the underlying preferred stock, will forward any report or information it receives from us to the holders of depositary shares.

     Neither the depositary nor we will be liable if its ability to perform its obligations under the deposit agreement is prevented or delayed by law or any circumstance beyond its control. Both we and the depositary will be obligated to use their best judgment and to act in good faith in performing their duties under the deposit agreement. Each of us and the depositary will be liable only for gross negligence and willful misconduct in performing their duties under the deposit agreement. They will not be obligated to appear in, prosecute or defend any legal proceeding with respect to any depositary receipts, depositary shares or preferred stock unless they receive what they, in their sole discretion, determine to be a satisfactory indemnity from one or more holders of the depositary shares. We and the depositary will evaluate any proposed indemnity in order to determine whether the financial protection afforded by the indemnity is sufficient to reduce each party's risk to a satisfactory and customary level. We and the depositary may rely on the advice of legal counsel or accountants of their choice. They may also rely on information provided by persons they believe, in good faith, to be competent, and on documents they believe, in good faith, to be genuine.

     The applicable prospectus supplement will identify the depositary's corporate trust office. Unless the prospectus supplement indicates otherwise, the depositary will act as transfer agent and registrar for depositary receipts, and if we redeem shares of preferred stock, the depositary will act as redemption agent for the corresponding depositary receipts.

TITLE

     We, each depositary and any agent of us or the applicable depositary may treat the registered owner of any depositary share as the absolute owner of the depositary shares for all purposes, including making payment, regardless of whether any payment in respect of such depositary share is overdue and regardless of any notice to the contrary. See "Book-Entry Securities" below.

                         DESCRIPTION OF DEBT SECURITIES

     The following description, together with the applicable prospectus supplements, summarizes all the material terms and provisions of the debt securities that we may offer under this prospectus and the related trust indentures. The indentures under which debt securities will be issued contain additional important terms and provisions and are filed as exhibits to the registration statement which includes this prospectus.

     This summary of the indentures and the debt securities relates to terms and conditions applicable to the debt securities generally. The particular terms of any series of debt securities will be summarized in the applicable prospectus supplement. If indicated in the prospectus supplement, the terms of any series may differ from the terms summarized below.

GENERAL

     Senior debt securities will be issued under a senior indenture to be entered into by us and Bank One Trust Company, N.A., as the senior trustee. Subordinated debt securities will be issued under a subordinated indenture to be entered into by us and Bank One Trust Company, N.A., as the subordinated trustee.

     We conduct certain of our operations through our subsidiaries. Our rights and the rights of our creditors, including holders of debt securities, to the assets of any subsidiary of ours upon that subsidiary's liquidation or reorganization or otherwise would be subject to the prior claims of that subsidiary's creditors, except to the extent that we may be a creditor with recognized claims against the subsidiary. Our subsidiaries' creditors would include trade creditors, debt holders, secured creditors and taxing authorities. Neither the debt securities nor the indentures restrict us or any of our subsidiaries from incurring indebtedness.

     The indentures do not limit the aggregate principal amount of debt securities we may issue. We may issue debt securities under the indentures from time to time in one or more series. Unless otherwise specified in a prospectus supplement:

     - debt securities will be unsecured obligations of ours;

     - senior debt securities will rank equally with all other unsecured and unsubordinated indebtedness of ours; and

     - subordinated debt securities will be subordinate, in right of payment, to all senior debt, which is described below under "-- Subordination of Subordinated Debt Securities."

     We will maintain an office or agency in the City of New York and at such other locations as we see fit, which will be responsible for all payments of principal of, and premium, if any, and interest on, the debt securities and the registration of all transfers of debt securities.

     Unless the applicable prospectus supplement otherwise provides, we will issue debt securities only in fully registered form without coupons and in denominations of $1,000 or multiples of that amount. As described under "Book-Entry Securities" below, the debt securities may be issued in the form of one or more "book-entry securities" that will be deposited with or on behalf of a depositary. The depositary must be a clearing agent registered under the Exchange Act. No service charge will be made for any registration of transfer or exchange of debt securities, but we may require payment of a sum sufficient to cover any tax or other governmental charge imposed in connection with the transfer or exchange.

     The applicable prospectus supplement will describe the following terms of the debt securities to be offered:

     - the title of the debt securities;

     - any limit on the aggregate principal amount of the debt securities;

     - the person or entity to whom any interest will be payable, if that person or entity is not the registered owner of the debt securities;

     - the date or dates on which the principal of and premium, if any, on the debt securities is payable or the method of determining such date or dates;

     - the rates, which may be fixed or variable, per annum at which the debt securities will bear interest, if any, and the date or dates from which interest, if any, will accrue;

     - the dates on which interest, if any, on the debt securities will be payable, and the regular record dates for interest payment dates or the method for determining these dates;

     - the place or places where the principal of, and premium, if any, and interest on, the debt securities will be payable;

     - any mandatory or optional sinking fund or similar provisions or provisions for mandatory redemption or redemption at the option of the holder;

     - the period or periods within which or the date, if any, after which and the price or prices at which the debt securities may, in accordance with any optional or mandatory redemption provisions, be redeemed and the other terms of any such redemption provision;

     - if other than denominations of $1,000 or any multiple of that amount, the denominations in which the debt securities will be issuable;

     - if other than the full principal amount of the debt securities, the portion of the principal amount of the debt securities which will be payable upon the declaration of acceleration of the maturity thereof;

     - the currency of payment of principal of, and premium, if any, and interest on, the debt securities;

     - any index, formula or other method used to determine the amount of payment of principal of, and premium, if any, and interest on, the debt securities;

     - the applicability of the provisions described below under "-- Defeasance of Debt Securities or Certain Covenants in Certain Circumstances," and the conditions under which these provisions will apply;

     - any additional, modified or different covenants applicable to the debt securities;

     - in the case of the subordinated debt securities, the applicability of the provisions described below under "-- Conversion or Exchange of Debt Securities;"

     - if the debt securities will be issuable only in the form of a global security as described below under "Book-Entry Debt Securities," the depositary or its nominee for the debt securities and the circumstances under which the global security may be registered for transfer or exchange in the name of a person other than the depositary or its nominee;

     - any event of default with respect to the debt securities of such series, in addition to ones set forth in the applicable indenture; and

     - any other terms of the debt securities.

     The debt securities may be offered and sold at a substantial discount below their stated principal amount. The applicable prospectus supplement will describe federal income tax consequences and other special considerations applicable to any such original issue discount debt securities. "Original issue discount debt securities" means any debt security which provides for an amount less than the principal amount of the debt security to be due and payable upon the declaration of acceleration of the maturity of the debt security upon the occurrence of an event of default and the continuation of such event of default.

     We may also offer indexed debt securities under this prospectus. "Indexed debt securities" are debt securities having a principal amount payable upon maturity that is more or less than the original principal amount of such debt securities at the time of issuance.

     If the purchase price of any of the debt securities is payable in one or more foreign currencies or currency units, any debt securities are denominated in one or more foreign currencies or currency units, or the principal of, and premium, if any, or interest, if any, on, any debt securities is payable in one or more foreign currencies or currency units, then the restrictions, elections, material U.S. federal income tax considerations and other information with respect to the debt securities and the foreign currency or currency units will be described in the applicable prospectus supplement.

     If any index is used to determine the amount of payments of principal of, or premium, if any, or interest, if any, on, any series of debt securities, then the material U.S. Federal income tax, accounting and other considerations applicable to the use of the index will be described in the applicable prospectus supplement.

SUBORDINATION OF SUBORDINATED DEBT SECURITIES

     Under the subordinated indenture, the payment of the principal of, premium, if any, and interest on, and any payments on the repurchase of, subordinated debt securities will be subordinated in right of payment to all senior debt.

     If we pay or distribute our assets to creditors upon a liquidation, dissolution, winding up, reorganization, assignment for the benefit of creditors, marshalling of assets or any bankruptcy, insolvency or similar proceedings, then the holders of all senior debt will first be entitled to receive payment in full of all amounts due on the senior debt, or provision will be made for such payment in cash or cash equivalents in a manner satisfactory to the holders of senior debt, before the holders of subordinated debt securities will be entitled to receive any such payment.

     Holders of subordinated debt may, however, receive stock or securities of us or another corporation in such a bankruptcy or reorganization of the nature described above if (a) the issuance of the stock or securities is authorized by the bankruptcy court and (b) the stock or securities are subordinated in right of payment to all outstanding senior debt to the same extent as the subordinated debt held by these holders.

     If the maturity of any subordinated debt is accelerated, then the holders of all senior debt will first be entitled to receive payment in full of all amounts due on this senior debt, or provision will be made for such payment in cash or cash equivalents in a manner satisfactory to the holders of senior debt, before the holders of the subordinated debt securities will be entitled to receive any such payment.

     No payments on account of principal of, premium, if any, or interest on, or any repurchase in respect of subordinated debt securities may be made if there is a default in any payment with respect to senior debt, or an event of default with respect to any senior debt permitting the holders of such senior debt to accelerate the maturity of the senior debt.

     "Senior debt" generally means the principal of, and premium, if any, and unpaid interest on, all present and future indebtedness and obligations of ours, unless the instrument creating or evidencing the indebtedness or obligation expressly provides that the indebtedness or obligation is not senior to payment of subordinated debt securities.

     The applicable prospectus supplement may further describe the provisions, if any, applicable to the subordination of the subordinated debt securities of a particular series.

BOOK-ENTRY DEBT SECURITIES

     We may issue any series of debt securities in the form of one or more global securities. We will deposit these global securities with a depositary or its nominee identified in the applicable prospectus supplement. In this case, we will issue one or more global securities in a denomination or aggregate denominations equal to the portion of the aggregate principal amount of outstanding debt securities of the series to be represented by the global security or securities.

     With certain exceptions, unless and until a global security is exchanged in whole or in part for debt securities in definitive registered form, the global security may not be registered for transfer or exchange, except as a whole by the depositary for the global security to a nominee of the depositary and except in the circumstances described in the applicable prospectus supplement.

     The applicable prospectus supplement will describe the specific terms of the depositary arrangement for any portion of a series of debt securities to be represented by a global security. See the discussion below under "Book-Entry Securities."

CONVERSION OR EXCHANGE OF DEBT SECURITIES

     The prospectus supplement will set forth the terms, if any, on which a series of subordinated debt securities may be converted into or exchanged for other securities of ours. These terms will include whether conversion or exchange is mandatory, or is at our option or the option of the holder. We will also describe how we will calculate the number of securities that holders of subordinated debt securities would receive if they were to convert or exchange their debt securities.

CERTAIN RESTRICTIVE PROVISIONS

  LIMITATION ON LIENS

     The senior indenture contains a covenant that we will not, and will not permit any of our restricted subsidiaries to, create, issue, assume, incur or guarantee any secured funded debt without first insuring that the senior debt securities will be secured equally and ratably with, or senior to, the secured funded debt. This covenant will not prevent us or any of our restricted subsidiaries from creating, issuing, assuming, incurring or guaranteeing:

     - secured funded debt that is owed to us or another of our restricted subsidiaries;

     - secured funded debt resulting from a lien, pledge or other encumbrance on our property or the property of a restricted subsidiary in favor of the United States, any state, or any related agency to secure partial, progress, advance or other payments or performance under any contract or statute;

     - secured funded debt that is secured by a lien, pledge or other encumbrance on property, shares of stock or indebtedness of any entity at the time that the entity becomes a restricted subsidiary;

     - secured funded debt secured by a lien, pledge or other encumbrance on property existing on the property at the time of the acquisition or lease of the property by us or a restricted subsidiary, or created or incurred within 120 days after the date of the acquisition or lease, including any acquisition through merger or consolidation, of the property, stock or indebtedness;

     - secured funded debt secured by a lien, pledge or other encumbrance incurred or assumed in connection with the issuance of revenue bonds, the interest on which is exempt from federal income tax;

     - with respect to any series of senior debt securities, any secured funded debt existing on the date of issuance of the series of senior debt securities;

     - secured funded debt secured by a lien, pledge or other encumbrance on property of an entity which exists at the time that the entity is merged or consolidated with us or a restricted subsidiary, or of the sale, lease or other disposition of all or substantially all of the properties of an entity to us or a restricted subsidiary;

     - secured funded debt incurred to purchase inventory, equipment or other property acquired or held by us or a restricted subsidiary that is secured by a lien, pledge or other encumbrance on the inventory, equipment or property, or to construct or improve any property of ours or a restricted subsidiary;

     - secured funded debt, if immediately after incurrence or issuance of the secured funded debt, the sum of all (a) outstanding secured funded debt of ours and our restricted subsidiaries incurred as described in this subparagraph and (b) attributable debt of ours and our restricted subsidiaries in respect of sale and leaseback transactions, does not exceed 10% of consolidated net tangible assets (the "10% Limit"); and

     - any extension, renewal or replacement of any secured funded debt we are permitted to incur in accordance with the terms described above.

     For purposes of this covenant:

     - "restricted subsidiaries" means all subsidiaries of ours, other than those subsidiaries that our board of directors designates as "unrestricted subsidiaries" under the senior indenture, and any subsidiary, a majority of the voting stock of which is owned by unrestricted subsidiaries;

     - "subsidiary" means any corporation more than 50% of the outstanding voting stock of which is owned directly or indirectly by us;

     - "secured funded debt" means funded debt which is secured by a lien, pledge or other encumbrance on any assets of ours or a restricted subsidiary;

     - "funded debt" means:

       (a) indebtedness of ours or a restricted subsidiary for borrowed money maturing more than 12 months after the time of computation of the indebtedness,

       (b) guarantees of indebtedness for borrowed money of any other entity maturing more than 12 months after the time of computation of the indebtedness, except certain guarantees arising in the ordinary course of business, and

       (c) indebtedness for borrowed money maturing more than 12 months after the time of computation of the indebtedness which is secured by a lien, pledge or other encumbrance on property of ours or a restricted subsidiary, regardless of whether the indebtedness is assumed by us or our restricted subsidiaries.

       Funded debt does not include any amounts relating to obligations under leases or lease guarantees, including attributable debt, or any accrued liabilities relating to any pension plan or post retirement medical plan, regardless of whether any of these obligations would be included as liabilities on a consolidated balance sheet of ours and our restricted subsidiaries;

     - "attributable debt" means, with respect to any sale and leaseback transaction:

       (a) the balance sheet liability amount of any capital lease entered into in connection with the sale and leaseback transaction determined in accordance with generally accepted accounting principles, plus

       (b) the present value of:

            (1) the amount of future minimum lease payments under any operating leases entered into in connection with the sale and leaseback transaction required to be disclosed under generally accepted accounting principles, less

            (2) any amounts required to be paid in respect of maintenance and repairs, insurance, taxes, assessments, water rates and similar charges, calculated using a discount rate equal to our weighted average cost of funds for borrowed money;

     - "consolidated net tangible assets" means the total amount of assets on a consolidated balance sheet of ours and our restricted subsidiaries, less applicable reserves and other properly deductible items and after excluding any investments made in unrestricted subsidiaries, and after deducting:

       (a) all liabilities, including all amounts relating to obligations under leases or lease guarantees, including any attributable debt, which under generally accepted accounting principles would be included on the consolidated balance sheet, but not including funded debt, accrued liabilities relating to any pension plans or post-retirement medical plans, capital stock and surplus, surplus reserves and provisions for deferred income taxes, and

       (b) goodwill, trade names, trademarks, patents, unamortized debt discount and expense and other intangible items;

     - "sale and leaseback transaction" means any arrangement with any entity under which we or a restricted subsidiary sells or transfers any principal property more than 120 days after the acquisition of the principal property or, if later, the completion of construction and commencement of full operations of the principal property, to an entity, and leases from such entity the principal property. Sales and leaseback transactions do not include transactions of this nature between us and our restricted subsidiaries or between restricted subsidiaries, or involving the taking back of a lease for a period of three years or less; and

     - "principal property" means any real property of ours or a restricted subsidiary, and any equipment located at, or which is a part of, any such real property, which has a net book value in excess of the greater of $20,000,000 or 5% of consolidated net tangible assets.

  RESTRICTIONS ON SALE AND LEASEBACK TRANSACTIONS

     The senior indenture contains a covenant that we will not, and will not permit our restricted subsidiaries, to enter into any sale and leaseback transaction involving any principal property, unless:

     - we or a restricted subsidiary could create secured funded debt on the property without exceeding the 10% Limit, in a principal amount at least equal to the attributable debt relating to the sale and leaseback transaction that is secured by liens, pledges or other encumbrances on the property to be leased, without equally and ratably securing the outstanding senior debt securities;

     - we, within 120 days after the effective date of the sale and leaseback transaction, apply an amount equal to the value of the sale and leaseback transaction to either (a) the retirement of its secured funded debt or
       (b) the purchase of other property which is principal property having a fair value, as determined by us, at least equal to the value of such sale and leaseback transaction; or

     - we or a restricted subsidiary deliver to the trustee for cancellation senior debt securities or funded debt in an aggregate principal amount at least equal to the value of the sale and leaseback transaction.

     For purposes of this covenant "value" means the greater of (a) the net proceeds from the sale of the principal property leased in connection with the sale and leaseback transaction or (b) the fair value, as determined by us, of the principal property at the time of the sale and leaseback transaction.

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

EVENTS OF DEFAULT

     Any one of these events will constitute an "event of default" under the indentures with respect to debt securities of any series:

     - failure to pay principal of or any premium on any debt security of that series when due;

     - failure to pay any interest on any debt security of that series when due, continued for 30 days;

     - failure to deposit any sinking fund payment, when due, in respect of any debt security of that series;

     - failure to perform or breach of any other covenants or warranties of ours in the applicable indenture continued for 90 days after written notice as provided in the indenture;

     - a default under any indebtedness for money borrowed by us or any of our subsidiaries if:

       (a) the default either:

            (1) results from the failure to pay the principal of any of the indebtedness at its stated maturity or

            (2) relates to an obligation other than the obligation to pay the principal of the indebtedness at its stated maturity, and results in the indebtedness becoming due and payable prior to the date on which it would otherwise become due and payable;

       (b) the principal amount of the indebtedness, together with the principal amount of any other indebtedness in default for failure to pay principal at its stated maturity or the maturity of which has been accelerated, equals a total outstanding amount of $25,000,000 or more at any one time; and

       (c) the indebtedness is not discharged, or the acceleration is not rescinded, within 30 days after written notice as provided in the applicable Indenture;

       - events of our bankruptcy, insolvency or reorganization; and

       - any other event of default provided with respect to debt securities of that series.

     If any event of default with respect to the debt securities of any series at the time outstanding occurs and is continuing, either the trustee or the holders of at least 25% in aggregate principal amount of the outstanding debt securities of that series may, by written notice to us, declare the principal amount or, if the debt securities of that series are original issue discount debt securities or indexed debt securities, a specified portion of the principal amount of all the debt securities of that series to be due and payable immediately. At any time after a declaration of acceleration has been made, but before a judgment or decree based on acceleration has been obtained, the holders of a majority in aggregate principal amount of outstanding debt securities of the series may, under the circumstances described in the indenture, rescind the acceleration.

     The applicable prospectus supplement relating to any series of debt securities that are original issue discount debt securities or indexed debt securities will describe the particular provisions relating to acceleration of the stated maturity of a portion of the principal amount of this type of series of debt securities upon the occurrence of an event of default and the continuation of such event of default.

     Each indenture provides that, subject to the duty of the trustee under the indenture during default to act with the required standard of care, the trustee will be under no obligation to exercise any of its rights or powers under the applicable indenture at the request or direction of any of the holders of debt securities, unless the holders have offered to the trustee reasonable indemnity. Subject to these provisions for the indemnification of the trustee and to other conditions described in the indentures, the holders of a majority in aggregate principal amount of the outstanding debt securities of any series will have the right to direct the time, method and place of conducting any proceeding for any remedy available to the trustee, or exercising any trust or power conferred on the trustee, with respect to the debt securities of that series.

     No holder of any series of outstanding debt securities will have any right to institute any proceeding with respect to the applicable indenture or for any remedy under the applicable indenture, unless:

     - the holder has previously given to the trustee written notice of a continuing event of default with respect to debt securities of that series;

     - the holders of at least 25% in aggregate principal amount of the outstanding debt securities of the series have made written request to the trustee to institute the proceeding;

     - such holder or holders have offered reasonable indemnity to the trustee in connection with the request to institute a proceeding;

     - the trustee has failed to institute the proceeding within 60 days after receipt of the notice of a continuing event of default, request to institute a proceeding and offer of indemnity; and

     - the trustee has not received from the holders of a majority in aggregate principal amount of the outstanding debt securities of the series before the end of this 60-day period a direction inconsistent with the request to institute a proceeding.

However, these limitations do not apply to a suit instituted by a holder of a debt security for enforcement of payment of the principal of, or premium, if any, or interest on, a debt security on or after the respective due dates expressed in the debt security.

     We will be required to furnish to the trustee annually a statement as to our performance of certain of our obligations under the indentures and as to any default in our performance.

MODIFICATION AND WAIVER

     We and the respective trustees may make modifications and amendments to the Indentures without the consent of the holders of any of the debt securities in order to:

     - evidence the succession of another entity to us and the assumption of the covenants and obligations of ours under the debt securities and the indentures by the successor;

     - add to the covenants of ours for the benefit of the holders of all or any series of debt securities, or surrender any of our rights or powers under the indentures;

     - add additional events of default with respect to any series of debt securities;

     - add to or change any provisions to the extent that may be necessary to permit or facilitate the issuance of debt securities in bearer form or to facilitate the issuance of book-entry securities;

     - add to, change or eliminate any provision affecting only debt securities not yet issued;

     - secure the debt securities;

     - establish the form or terms of debt securities of any series;

     - evidence and provide for successor trustees or add or change any provisions as may be necessary to provide for or facilitate the appointment of a separate trustee or trustees for specific series of debt securities;

     - permit payment in respect of debt securities in bearer form or coupons in the United States to the extent allowed by law; and

     - cure any ambiguity, correct or supplement any mistaken or inconsistent provisions, or make any other provisions with respect to matters or questions arising under the indentures, as long as the action does not materially and adversely affect any holder of debt securities then outstanding under the applicable indenture.

     We and the trustee may modify and amend each indenture with the consent of the holders of not less than a majority in aggregate principal amount of the outstanding debt securities of each series issued under the applicable indenture that are adversely affected by the modification or amendments. However, without the consent of the holders of all debt securities affected by a modification or amendment, we and the trustee may not modify or amend an indenture to:

     - change the stated maturity of the principal of, or any installment of principal of or interest on, any debt security;

     - reduce the principal amount of, or the premium, if any, or interest on, any debt security, including in the case of an original issue discount debt security the amount payable upon acceleration of the maturity of the original issue discount debt security;

     - change the place or currency of payment of principal of, or premium, if any, or interest on, any debt security;

     - impair the right to institute suit for the enforcement of any payment on any debt security on or at the stated maturity of such debt security, or in the case of redemption, on or after the redemption date therefor;

     - adversely affect any right of the holders to require us to repurchase debt securities;

     - in the case of subordinated debt securities, adversely affect any right to convert such debt securities or modify the subordination provisions in a manner adverse to the holders of the debt securities in any material respect;

     - reduce the percentage in principal amount of outstanding debt securities of any series, the consent of whose holders is required for modification or amendment of the applicable indenture or for any waiver provided for in the applicable indenture; or

     - modify the provision of the applicable indenture requiring unanimous consent of the holders of debt securities under the circumstances described above, or modify the percentage vote required to consent to waivers of past defaults and restrictive covenants, unless the percentage required under the applicable indenture is increased.

     With respect to the senior indenture, the holders of at least a majority in aggregate principal amount of the outstanding debt securities of any series may, on behalf of all holders of that series, waive compliance by us with restrictive provisions concerning:

     - consolidations, mergers and sales of assets;

     - limitations on liens;

     - limitations on sale and leasebacks; and

     - limitations on designation of unrestricted subsidiaries as restricted subsidiaries.

     With respect to the subordinated indenture, the holders of at least a majority in aggregate principal amount of the outstanding debt securities of any series may, on behalf of all holders of that series, waive compliance by us with restrictive provisions concerning consolidations, mergers and sales of assets.

     The holders of a majority in aggregate principal amount of the outstanding debt securities of any series may, on behalf of all holders of that series, waive any past default under the applicable indenture, except a default in the payment of principal, premium or interest and in respect of a covenant or provision of the applicable indenture that cannot be modified or amended without the consent of the holder of each outstanding debt security of the series affected thereby.

CONSOLIDATION, MERGER AND SALE OF ASSETS

     We may not consolidate with or merge into any other entity or transfer all or substantially all of our properties and assets to any other entity, unless:

     - we are the surviving entity in the transaction, or the surviving corporation or purchaser of our properties and assets is a corporation, partnership or trust organized under the laws of any domestic jurisdiction, and the successor or purchaser expressly assumes all of our obligations and covenants under the indentures and the debt securities;

     - after giving effect to the transaction, no event of default, and no event which, after notice or lapse of time, would become an event of default, will have occurred and be continuing; and

     - in the case of senior debt securities only and except in the case of a merger or consolidation of us and a restricted subsidiary, either (a) the holders of a majority in aggregate principal amount of the outstanding debt securities of each series have consented to the transaction or (b) immediately after consummation of the transaction, we or the successor entity would be permitted to incur at least $1.00 of secured funded debt, without exceeding the 10% Limit.

DEFEASANCE OF DEBT SECURITIES OR CERTAIN COVENANTS IN CERTAIN CIRCUMSTANCES

  DEFEASANCE AND DISCHARGE

     Each indenture provides that we, at our option:

     - will be discharged from any and all obligations in respect of the debt securities of any series, except for certain obligations to register the transfer or exchange of debt securities of the series, replace stolen, lost or mutilated debt securities of the series, maintain paying agencies and hold moneys for payment in trust, and

     - need not comply with certain restrictive covenants of the indenture,

in each case if we deposit in trust with the trustee money and/or U.S. government obligations which, through the payment of interest on, and principal of, such money or obligations in accordance with their terms, will provide money in an amount sufficient to pay all the principal of, and premium, if any, and interest on, the debt securities of the series on the dates these payments are due, which may include one or more redemption dates that we may designate, in accordance with the terms of the applicable indenture and the debt securities of such series.

     We may only establish this kind of trust if, among other things:

     - no event of default or event which with the giving of notice or lapse of time, or both, would become an event of default under the applicable Indenture will have occurred and be continuing on the date of the deposit;

     - the deposit will not cause the trustee to have any conflicting interest with respect to other securities of ours; and

     - we have delivered an opinion of counsel to the effect that the holders of the debt securities of the series will not recognize income, gain or loss for federal income tax purposes as a result of the deposit or defeasance and will be subject to federal income tax in the same manner as if the defeasance had not occurred.

  DEFEASANCE OF CERTAIN COVENANTS APPLICABLE TO THE SENIOR DEBT SECURITIES

     The senior indenture provides that the terms of any series of senior debt securities may provide us with the option to be released from the restrictive covenants described under "-- Certain Restrictive Provisions." Both the senior and subordinated indentures provide that the terms of any series of debt securities may provide us with the option to be released from the restrictive covenant described under "-- Consolidation, Merger and Sale of Assets."

     In order to exercise these options, we will be required to deposit with the trustee money and/or U.S. government obligations. This money, together with the payment of interest on and principal of such U.S. government obligations, must provide sufficient money to pay principal of, premium, if any, and interest on, and any mandatory sinking fund payments in respect of, the debt securities of the series on the stated maturity of such payments in accordance with the terms of the applicable indenture and the debt securities. We will also be required to deliver to the applicable trustee an opinion of counsel to the effect that the deposit and related covenant defeasance will not cause the holders of the debt securities of the series to recognize income, gain or loss for federal income tax purposes.

     In the event we exercise one of these options and the debt securities are declared due and payable because of the occurrence of any event of default, the amount of money and U.S. government obligations on deposit with the applicable trustee will be sufficient to pay amounts due on the debt securities of the affected series at the time of their stated maturity, but may not be sufficient to pay amounts due on the debt securities of this series at the time of the acceleration resulting from the event of default. However, we will remain liable for these payments.

     The applicable prospectus supplement will state if any defeasance provisions will apply to the offered debt securities.

TRUSTEES

     Bank One Trust Company, N.A. is the trustee under each of the indentures. The trustee may resign or be removed with respect to one or more series of debt securities under the applicable indenture and the successor trustee may be appointed to act with respect to such series. In the event that two or more persons are acting as trustee with respect to different series of debt securities, each trustee will be a trustee of a trust under the related indenture separate and apart from the trust administered by any other trustee. If this occurs, any action described in this prospectus to be taken by the "trustee" may then be taken by each trustee only with respect to the one or more series of securities for which it is trustee.

                            DESCRIPTION OF WARRANTS

     The following description, together with the applicable prospectus supplements, summarizes all the material terms and provisions of the warrants that we may offer under this prospectus and the related warrant agreements and warrant certificates. Specific warrant agreements will contain additional important terms and provisions and will be incorporated by reference as an exhibit to the registration statement which includes this prospectus.

     This summary of the warrant agreements, the warrants and the warrant certificates relates to terms and conditions applicable to the warrants generally. The particular terms of any series of warrants will be summarized in the applicable prospectus supplement. If indicated in the prospectus supplement, the terms of any series may differ from the terms summarized below.

GENERAL

     We may issue warrants for the purchase of common stock, preferred stock, depositary shares and/or debt securities in one or more series. We may issue warrants independently or together with common stock, preferred stock, depositary shares and/or debt securities, and they may be attached to or separate from these securities.

     Each series of warrants will be evidenced by warrant certificates issued under a separate agreement. We will enter into the warrant agreement with a warrant agent. Each warrant agent will be a bank that we select which has its principal office in the United States and a combined capital and surplus of at least $50,000,000. The applicable prospectus supplement relating to a particular series of warrants will indicate the name and address of the warrant agent.

     The applicable prospectus supplement will describe the terms of the series of warrants, including:

     - the offering price;

     - the currency for which the warrants may be purchased;

     - if applicable, the designation and terms of the securities with which the warrants are issued and the number of warrants issued with each such security or each principal amount of such security;

     - if applicable, the date on and after which the warrants and the related securities will be separately transferable;

     - in the case of warrants to purchase debt securities, the principal amount of debt securities purchasable upon exercise of one warrant and the price at, and currency in which, this principal amount of debt securities may be purchased upon such exercise;

     - in the case of warrants to purchase common stock, preferred stock or depositary shares, the number of shares of common stock or preferred stock or depositary shares, as the case may be, purchasable upon the exercise of one warrant and the price at which these shares may be purchased upon such exercise;

     - the dates on which the right to exercise the warrants will commence and expire;

     - certain federal income tax consequences of holding or exercising the warrants;

     - the terms of the securities issuable upon exercise of the warrants; and

     - any other terms of the warrants.

     Warrant certificates may be exchanged for new warrant certificates of different denominations, presented for registration of transfer, and exercised at the corporate trust office of the warrant agent or any other office indicated in the applicable prospectus supplement. If the warrants are not separately transferrable from the securities with which they were issued, such exchange may take place only in connection with an exchange of the certificates representing the related securities.

     Before exercising their warrants, holders of warrants will not have any of the rights of holders of the securities purchasable upon such exercise, including:

     - in the case of warrants to purchase debt securities, the right to receive payments of principal of, or premium, if any, or interest on, the debt securities purchasable upon exercise or to enforce covenants in the applicable indenture; or

     - in the case of warrants to purchase common stock, preferred stock or depositary shares, the right to receive dividends, if any, or payments upon the liquidation, dissolution or winding up of PerkinElmer or to exercise voting rights, if any.

EXERCISE OF WARRANTS

     Each warrant will entitle the holder to purchase the securities specified in the applicable prospectus supplement at the exercise price described in the applicable prospectus supplement. Unless otherwise specified in the applicable prospectus supplement, warrants may be exercised at any time up to 5:00 P.M. New York time on the expiration date set forth in the applicable prospectus supplement. After the close of business on the expiration date, unexercised warrants will become void.

     Warrants may be exercised by delivery of the warrant certificate representing the warrants to be exercised together with certain information, and payment to the warrant agent in immediately available funds, as provided in the applicable prospectus supplement, of the required amount. The information required to be delivered to the warrant agent will be set forth on the reverse side of the warrant certificate and in the applicable prospectus supplement.

     Upon receipt of the required payment and the warrant certificate properly completed and duly executed at the corporate trust office of the warrant agent or any other office indicated in the applicable prospectus supplement, we will issue and deliver the securities purchasable upon such exercise. If fewer than all of the warrants represented by the warrant certificate are exercised, a new warrant certificate will be issued for the remaining amount of warrants. If so indicated in the applicable prospectus supplement, securities may be surrendered as all or part of the exercise price for warrants.

ANTIDILUTION PROVISIONS

     In the case of warrants to purchase common stock, the exercise price payable and the number of shares of common stock purchasable upon the exercise of each warrant will be subject to adjustment in certain events. No fractional shares will be issued upon exercise of warrants, but we will pay cash value of any fractional shares otherwise issuable.

MODIFICATION

     Any warrant agreement and the terms of the related warrants may be amended by PerkinElmer and the applicable warrant agent by executing a supplemental warrant agreement, without the consent of the holders of any such warrants, for the following purposes:

     - curing any ambiguity, or correcting any defective or inconsistent provision contained therein, or making any other provisions with respect to matters or questions arising under the warrant agreement that is not inconsistent with the provisions of the warrant agreement or the warrant certificates;

     - evidencing the assumption by any successor to us of our covenants contained in the warrant agreement and the warrants;

     - appointing a successor warrant agent;

     - evidencing the appointment of a successor warrant agent;

     - adding to our covenants for the benefit of the holders of the warrants or surrendering any right or power conferred upon us under the warrant agreement;

     - issuing warrants in definitive form, if the warrants are initially issued in the form of global securities; or

     - amending the warrant agreement and the warrants in any manner that we may deem to be necessary or desirable and that will not adversely affect the interests of the holders of the warrants in any material respect.

     We and the warrant agent may also amend any warrant agreement and the terms of the related warrants by executing a supplemental warrant agreement with the consent of the holders of not less than a majority in number of the unexercised warrants affected by the amendment, except that without the consent of the affected holder, no such amendment may:

     - change the number or amount of securities purchasable upon exercise of the warrants so as to reduce the number or amount of securities purchasable upon such exercise;

     - shorten the period of time during which the warrants may be exercised;

     - otherwise adversely affect the exercise rights of the holders of the warrants in any material respect; or

     - reduce the number of unexercised warrants the consent of holders of which is required for amendment of the warrant agreement or the related warrants.

CONSOLIDATION, MERGER AND SALE OF ASSETS

     Each warrant agreement will provide that we may consolidate or merge with or into any other corporation or sell, lease or transfer all or substantially all of our assets to any other corporation, provided that:

     - we are the continuing corporation, or the corporation, if other than us, that is formed by or results from any such consolidation or merger or receives such assets

       (a) is a corporation organized under the laws of the United States of America or a U.S. state and

       (b) assumes all of our obligations with respect to all the unexercised warrants and the applicable warrant agreements; and

     - We or the successor corporation, as the case may be, is not immediately in default under such warrant agreement.

ENFORCEABILITY OF RIGHTS BY HOLDERS OF WARRANTS

     Each warrant agent will act solely as our agent under the applicable warrant agreement and will not assume any obligation or relationship of agency or trust with any holder of any warrant. A single bank or trust company may act as warrant agent for more than one issue of warrants. A warrant agent will have no duty or responsibility in case of any default by us under the applicable warrant agreement or warrant including, without limitation, any duty or responsibility to initiate any proceedings at law or otherwise, or to make any demand upon us. Any holder of a warrant may, without the consent of the related warrant agent or the holder of any other warrant, enforce by appropriate legal action its right to exercise, and receive the securities purchasable upon exercise of, its warrants.

RESIGNATION AND APPOINTMENT OF WARRANT AGENT

     We will provide a warrant agent until all the warrants issued have been exercised or expired in accordance with their terms. The warrant agent may resign at any time by giving notice to us, and we may at any time remove a warrant agent. Any such resignation or removal will take effect upon the appointment of a successor warrant agent. The warrant agent and any successor warrant agent will be a bank or trust company having its office or agent's office in the United States and having a combined capital and surplus of at least $50,000,000.

TITLE

     We, the warrant agents and any agent of ours or the applicable warrant agent may treat the registered holder of any warrant certificate as the absolute owner of the warrants for any purpose and as the person entitled to exercise the rights attaching to the warrants, in each case regardless of any notice to the contrary.

        DESCRIPTION OF STOCK PURCHASE CONTRACTS AND STOCK PURCHASE UNITS

     The following description, together with the applicable prospectus supplements, summarizes all the material terms and provisions of the stock purchase contracts and stock purchase units that we may offer pursuant to this prospectus. Specific forms of the stock purchase contracts and stock purchase units and any related collateral arrangements, depositary arrangements, prepaid securities and the documents under which these securities are issued, contain additional important terms and provisions and will be incorporated by reference into the registration statement which includes this prospectus before we issue any stock purchase contracts.

     We may issue stock purchase contracts that obligate the holders to purchase from us, and us to sell to the holders, a specified number of shares of common stock, preferred stock or depositary shares at a future date.

     The price per share of common stock, preferred stock or depositary shares may be fixed at the time the stock purchase contracts are issued or may be determined by a specific formula set forth in the stock purchase contracts. The stock purchase contracts may be issued separately or as a part of stock purchase units consisting of a stock purchase contract and either debt securities or debt obligations of third parties, including U.S. Treasury securities, in each case securing the holder's obligations to purchase the common stock, preferred stock or depositary shares under the stock purchase contracts.

     The stock purchase contracts may require us to make periodic payments to the holders of the stock purchase units or vice versa, and these payments may be unsecured or prefunded on some basis. The stock purchase contracts may require holders to secure their obligations under the stock purchase contracts in a specified manner. In certain circumstances we may deliver newly issued prepaid stock purchase contracts upon release to a holder of any collateral securing the holder's obligations under the original stock purchase contract.

                             BOOK-ENTRY SECURITIES

     Unless otherwise specified in the applicable prospectus supplement, we will issue securities, other than common stock, in the form of one or more book-entry certificates registered in the name of a depositary or a nominee of a depositary. Unless otherwise specified in the applicable prospectus supplement, the depositary will be The Depository Trust Company. We have been informed by DTC that its nominee will be Cede & Co. Accordingly, Cede is expected to be the initial registered holder of all securities that are issued in book-entry form.

     No person that acquires a beneficial interest in securities issued in book-entry form will be entitled to receive a certificate representing those securities, except as set forth in this prospectus or in the applicable prospectus supplement. Unless and until definitive securities are issued under the limited circumstances described below, all references to actions by beneficial owners of securities issued in book-entry form will refer to actions taken by DTC upon instructions from its participants, and all references to payments and notices to beneficial owners will refer to payments and notices to DTC or Cede, as the registered holder of such securities.

     DTC has informed us that it is:

     - a limited purpose trust company organized under New York banking laws;

     - a "banking organization" within the meaning of the New York banking laws;

     - a member of the Federal Reserve System; and

     - a "clearing agency" registered under the Exchange Act.

     DTC has also informed us that it was created to:

     - hold securities for its participating clients, or "participants"; and

     - facilitate the clearance and settlement of securities transactions among participants through electronic book-entry, thereby eliminating the need for the physical movement of securities certificates.

     Participants include securities brokers and dealers, banks, trust companies and clearing corporations. Indirect access to the DTC system also is available to other indirect participants such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a participant, either directly or indirectly.

     Persons that are not participants or indirect participants but desire to buy, sell or otherwise transfer ownership of or interests in securities may do so only through participants and indirect participants. Under the book-entry system, beneficial owners may experience some delay in receiving payments, as payments will be forwarded by our agent to Cede, as nominee for DTC. DTC will forward these payments to its participants, which thereafter will forward them to indirect participants or beneficial owners. Beneficial owners will not be recognized by the applicable registrar, transfer agent, trustee, depositary or warrant agent as registered holders of the securities entitled to the benefits of the certificate or the applicable indenture, deposit agreement, warrant agreement, stock purchase contract or stock purchase unit. Beneficial owners that are not participants will be permitted to exercise their rights as an owner only indirectly through participants and, if applicable, indirect participants.

     Under the current rules and regulations affecting DTC, DTC will be required to make book-entry transfers of securities among participants and to receive and transmit payments to participants. Participants and indirect participants with which beneficial owners of securities have accounts are also required by these rules to make book-entry transfers and receive and transmit such payments on behalf of their respective account holders.

     Because DTC can act only on behalf of participants, who in turn act only on behalf of other participants or indirect participants, and on behalf of certain banks, trust companies and other persons approved by it, the ability of a beneficial owner of securities issued in book-entry form to pledge those securities to persons or entities that do not participate in the DTC system may be limited due to the unavailability of physical certificates for the securities.

     DTC has advised us that it will take any action permitted to be taken by a registered holder of any securities under the certificate or the applicable indenture, deposit agreement, warrant agreement, stock purchase contract or stock purchase unit only at the direction of one or more participants to whose accounts with DTC the securities are credited.

     Unless otherwise specified in the applicable prospectus supplement, a book-entry security will be exchangeable for definitive securities registered in the names of persons other than DTC or its nominee only if:

     - DTC notifies us that it is unwilling or unable to continue as depositary for the book-entry security or DTC ceases to be a clearing agency registered under the Exchange Act at a time when DTC is required to be so registered;

     - we execute and deliver to the applicable registrar, transfer agent, trustee, depositary and/or warrant agent an order complying with the requirements of the certificate or the applicable indenture, deposit agreement, warrant agreement, stock purchase contract and/or stock purchase unit that the book-entry security will be so exchangeable; or

     - there is a default in the payment of any amount due in respect of the securities or, in the case of debt securities, an event of default with respect to the debt securities.

Any book-entry security that is exchangeable in accordance with the preceding sentence will be exchangeable for securities registered in such names as DTC directs.

     If one of the events described in the immediately preceding paragraph occurs,

DTC is generally required to notify all participants of the availability through DTC of definitive securities. Upon surrender by DTC of the book-entry security representing the securities and delivery of instructions for re-registration, the registrar, transfer agent, trustee, depositary or warrant agent, as the case may be, will reissue the securities as definitive securities. After reissuance of the securities, such persons will recognize the beneficial owners of such definitive securities as registered holders of securities.

     Except as described above:

     - a book-entry security may not be transferred except as a whole book-entry security by or among DTC, a nominee of DTC and/or a successor depositary appointed by us; and

     - DTC may not sell, assign or otherwise transfer any beneficial interest in a book-entry security unless the beneficial interest is in an amount equal to an authorized denomination for the securities evidenced by the book-entry security.

     None of us, the trustees, any registrar and transfer agent, any warrant agent or any depositary, or any agent of any of them, will have any responsibility or liability for any aspect of DTC's or any participant's records relating to, or for payments made on account of, beneficial interests in a book-entry security.

                              PLAN OF DISTRIBUTION

     We may sell the securities through agents, underwriters or dealers, or directly to one or more purchasers.

AGENTS

     We may designate agents who agree to use their reasonable efforts to solicit purchases for the period of their appointment or to sell securities on a continuing basis.

UNDERWRITERS

     If we use underwriters for a sale of securities, the underwriters will acquire the securities for their own account. The underwriters may resell the securities in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale. The obligations of the underwriters to purchase the securities will be subject to the conditions set forth in the applicable underwriting agreement. The underwriters will be obligated to purchase all the securities of the series offered if any of the securities of that series are purchased. Any initial public offering price and any discounts or concessions allowed or re-allowed or paid to dealers may be changed from time to time.

DIRECT SALES

     We may also sell securities directly to one or more purchasers without using underwriters or agents.

     Underwriters, dealers and agents that participate in the distribution of the securities may be underwriters as defined in the Securities Act and any discounts or commissions they receive from us and any profit on their resale of the securities may be treated as underwriting discounts and commissions under the Securities Act. The applicable prospectus supplement will identify any underwriters, dealers or agents and will describe their compensation. We may have agreements with the underwriters, dealers and agents to indemnify them against certain civil liabilities, including liabilities under the Securities Act. Underwriters, dealers and agents may engage in transactions with or perform services for us or our subsidiaries in the ordinary course of their businesses.

TRADING MARKETS AND LISTING OF SECURITIES

     Unless otherwise specified in the applicable prospectus supplement, each class or series of securities will be a new issue with no established trading market, other than the common stock, which is listed on the NYSE. We may elect to list any other class or series of securities on any exchange, but we are not obligated to do so. It is possible that one or more underwriters may make a market in a class or series of securities, but the underwriters will not be obligated to do so and may discontinue any market making at any time without notice. We cannot give any assurance as to the liquidity of the trading market for any of the securities.

STABILIZATION ACTIVITIES

     Any underwriter may engage in over-allotment, stabilizing transactions, short covering transactions and penalty bids in accordance with Regulation M under the Exchange Act. Over-allotment involves sales in excess of the offering size, which create a short position. Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum. Short covering transactions involve purchases of the securities in the open market after the distribution is completed to cover short positions. Penalty bids permit the underwriters to reclaim a selling concession from a dealer when the securities originally sold by the dealer are purchased in a covering transaction to cover short positions. Those activities may cause the price of the securities to be higher than it would otherwise be. If commenced, the underwriters may discontinue any of the activities at any time.

                             VALIDITY OF SECURITIES

     The legality of the securities have been passed upon for us by Murray Gross, Esq. At the time of this opinion, Mr. Gross was our Senior Vice President, General Counsel and Clerk. As of May 2, 1999, Murray Gross, Esq. beneficially owned 175,844 shares (including options to purchase 143,000 shares) of our common stock. In addition, other customary legal matters relating to the offering of the securities, including matters relating to our due incorporation, legal existence and authorized capitalization, will be passed upon for us by our General Counsel or Hale and Dorr LLP, Boston, Massachusetts.

                                    EXPERTS

     Our consolidated financial statements and the related financial statement schedules, as of January 3, 1999 and December 28, 1997, and for each of the fiscal years in the three year period ended January 3, 1999, appearing in our Annual Report on Form 10-K for the year ended January 3, 1999 and the consolidated financial statements of ILC Technology, Inc. as of September 27, 1997 and for the fiscal year then ended, included in our Forms 8-K/A filed on February 26, 1999, March 10, 1999 and March 30, 1999, both of which are incorporated herein by reference, have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their reports with respect thereto, and are incorporated herein by reference in reliance upon the authority of said firm as experts in giving said reports.

     The consolidated financial statements of Lumen Technologies, Inc. (formerly BEC Group, Inc.) as of December 31, 1997 and for the fiscal year then ended are incorporated in this prospectus by reference to our Forms 8-K/A filed on February 26, 1999, March 10, 1999 and March 30, 1999, and have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

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  No dealer, salesperson or other person is authorized to give any information or to represent anything not contained in this prospectus supplement. You must not rely on any unauthorized information or representations. This prospectus supplement is an offer to sell only the debentures offered hereby, but only under the circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus supplement is current only as of its date.

                           -------------------------

                               TABLE OF CONTENTS

                                       PAGE
                                       ----
           Prospectus Supplement
Prospectus Supplement Summary........   S-1
Risk Factors.........................   S-6
Special Note Regarding Forward-
  Looking Statements.................  S-11
Use of Proceeds......................  S-12
Price Range of Common Stock..........  S-12
Dividend Policy......................  S-12
Capitalization.......................  S-13
Description of the Debentures........  S-14
Certain United States Federal Income
  Tax Considerations.................  S-24
Underwriting.........................  S-30
Legal Matters........................  S-31
                Prospectus
About this Prospectus................     3
Where You Can Find More
  Information........................     3
Certain Forward-Looking Statements...     4
Ratios of Earnings to Fixed
  Charges............................     4
Use of Proceeds......................     5
The Securities We May Offer..........     5
Description of Capital Stock.........     6
Description of Depositary Shares.....    15
Description of Debt Securities.......    18
Description of Warrants..............    29
Description of Stock Purchase
  Contracts and Stock Purchase
  Units..............................    33
Book-Entry Securities................    33
Plan of Distribution.................    35
Validity of Securities...............    36
Experts..............................    36

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                                  $800,641,000
                               PERKINELMER, INC.
                            Zero Coupon Convertible
                         Debentures due August 7, 2020
                           -------------------------

                               [PerkinElmer LOGO]
                           -------------------------
                              GOLDMAN, SACHS & CO.
                                UBS WARBURG LLC
                                    SG COWEN
                           THOMAS WEISEL PARTNERS LLC
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